128


05013635

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Khmelnikoblenergo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4996 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 1/3/06



ВІДКРИТЕ АКЦІОНЕРНЕ ТОВАРИСТВО
ЕНЕРГОПОСТАЧАЛЬНА КОМПАНІЯ

"ХМЕЛЬНИЦЬКОБЛЕНЕРГО"

OPEN JOINT STOCK SOCIETY
ELECTRICITY SUPPLYING COMPANY

"KHMELNITSKOBLENERGO"



РІЧНИЙ ЗВІТ

ANNUAL REPORT

ЗМІСТ
TABLE OF CONTENT


SEC MAIL PROCESSING
RECEIVED
DEC 2 2 2005
WASH, DC
SECTION

Споживач - найвища цінність Компанії
Споживач - головний інвестор Компанії

Запорукою забезпечення успішного бізнесу в сучасних умовах для енергопостачальної Компанії "Хмельницькобленерго" є втілення в життя ефективної стратегії розвитку, яка базується на максимальному задоволенні потреб споживачів електроенергії:

якісні послуги - високому рівню життя.



Компанія продовжує розвиватися в напрямку Європейської Моделі Ділової Досконалості:
задоволений СПОЖИВАЧ +
задоволений ПЕРСОНАЛ +
задоволений ВИРОБНИК ЕЛЕКТРОЕНЕРГІЇ +
задоволений АКЦІОНЕР +
задоволене СУСПІЛЬСТВО.

ВІДЗНАКИ КОМПАНІЇ ЗА РЕЗУЛЬТАТАМИ ФІНАНСОВО - ГОСПОДАРСЬКОЇ ДІЯЛЬНОСТІ:

- включення до рейтингу 100 найкращих компаній України (ТОП-100) протягом 1997 р., 1998 р., 2000 р., 2002 р., 2003 р., 2004 р.
- отримання відзнаки "Платинова зірка якості" у 1998 р.
- присвоєння звання фіналіста Всеукраїнського конкурсу "Лідер паливно-енергетичного комплексу" Голові правління Шпаку Олександру Леонідовичу у 2002 р.
- присвоєння звання Заслужений енергетик України, Заслужений енергетик СНД Голові правління Шпаку Олександру Леонідовичу у 2002 - 2003 р.р.



Customer is the Most Valuable Asset of the Company
Customer is the Main Investor of the Company

The most important factor securing successful business activity under market conditions is implementation of efficient strategy of development. For Khmelnitskoblenergo such strategy is based upon maximum meeting of electricity customers' requirements:

quality services to provide high living standards.

The Company keeps moving on the way to the European Pattern of Business Excellence:
satisfied CUSTOMER +
satisfied STAFF +
satisfied ELECTRICITY GENERATOR +
satisfied SHAREHOLDER +
satisfied SOSIETY.

THE COMPANY'S ACHIEVEMENTS IN THE COURSE OF ITS FINANCIAL AND OPERATION ACTIVITY WERE REWARDED AS FOLLOWS:

- with inclusion in the rating of the 100 best joint stock societies of Ukraine (TOP-100) in 1997, 1998, 2000, 2002, 2003 and 2004;
- with the Platinum Star of Excellence in 1998;
- with the right to became the finalist of the all Ukrainian contest for the title of "The Leader of Fuel and Energy Sector of Ukraine" rewarded to the Head of the Company's Board Oleksandr Shpak in 2002;
- with the titles of the Honourable Specialist of the Energy Sector of Ukraine and the Honourable Specialist of the Energy Sector of CIS rewarded to the Head of the Company's Board Oleksandr Shpak in 2002 - 2003;

- отримання міжнародної нагороди "Золотий меркурій" за вклад в оздоровлення економіки
- відзначення кращим платником податку Хмельницької області у 2002 - 2004 р.р.
- присвоєння звання лауреата Міжнародного рейтингу популярності та якості товарів і послуг "Золота фортуна" у 2003 р.
- отримання нагород Міжнародного конкурсу "Золоті торгові марки-2004"
- переможець Всеукраїнського конкурсу "Лідер паливно-енергетичного комплексу - 2004" у номінації "Іноваційний проект" за розробки енергетичного обладнання .
- переможець Всеукраїнського конкурсу "Ваша акція-Ваш капітал" у 2001р., 2004 р.
- визнання Голови правління Шпака Олександра Леонідовича кращим менеджером України у незалежному рейтингу ТОП-2004 .
- присвоєння звання Лауреата у номінації "Сервісне обслуговування населення" на Всеукраїнському конкурсі якості продукції (товарів, робіт, послуг) - "100 кращих товарів України" за створення Сервісного центру по обслуговуванню споживачів у м. Хмельницькому, а також висунення авторського колективу на здобуття Державної премії України у галузі архітектури 2005 року.
- присвоєння звання Фіналіста на конкурсі "100 кращих товарів України" за виготовлення метрологічного обладнання для повірки трансформаторів струму і трансформаторів напруги.

Компанія проводить роботу по сертифікації системи управління якістю робіт та послуг на відповідність міжнародним стандартам ISO-9001.

- with the international reward "Gold Mercury" for efforts aimed at economy reestablishment;
- with the title of the best tax payer of Khmelnitskiy Region in 2002 - 2004;
- with the title of the winner of the International Rating of Popularity and Quality of Goods and Services "Gold Fortune" in 2003;
- with rewards of the international contest "Golden Trade Marks - 2004";
- with the title of the winner of the all Ukrainian contest "The Leader of the Fuel and Energy Sector - 2004" in the nomination for the best innovation project for development of energy equipment;
- with the title of the winner of the all Ukrainian contest "Your Share - Your Capital" in 2001 and 2004;
- with the title of the Best Manager of Ukraine in the independent rating TOP-2004 rewarded to the Head of the Company's Board Oleksandr Shpak;
- with the title of the awardee in the nomination "Provision of Services to Customers" in the all Ukrainian contest of quality of commodities (goods, works and services) - "The 100 Best Commodities of Ukraine" for establishment of the Service Centre for provision of services in the city of Khmelnitskiy and also with the nomination of the designers of the building of the service centre for the State Prize of Ukraine in the field of architecture in 2005;
- with the title of the finalist in the contest "the 100 Best Commodities of Ukraine" for production of metering devices for testing of current and voltage transformers.

The Company is currently implementing certification of its operations and services quality control system to provide its conformity with ISO-9001 international standards.



ЗВЕРНЕННЯ ГОЛОВИ ПРАВЛІННЯ

Шановні друзі і колеги!

Бажаю всім Вам великих успіхів у доленосний час відродження української держави, нових творчих досягнень та здобутків, впевненості у своїх силах, родинного щастя, добра і достатку!

Завершено 2004 рік, він видався складним і напруженим, супроводжувався кризовими ситуаціями, значними змінами як політичними, так і в корпоративному плані, під час яких Компанія показала себе з гідністю і порядністю.

Вже у 2005 році ми відзначаємо 10 - річчя створення Компанії, яка із державного енергопостачального підприємства "Хмельницькобленерго" шляхом корпоратизації перетворилась у відкрите акціонерне товариство.

Тепер Компанія - повноцінне акціонерне товариство із статусом державно - корпоративної власності, входить до складу НАК "Енергетична компанія України" - потужної енергокомпанії із статутним фондом майже 10 млрд.грн., яка представляє інтереси держави. Пройдено значний шлях, і можна стверджувати, що Компанія володіє міцним потенціалом, вийшла на рівень кращих енергокомпаній країни та впевнено прямує до прогресу, до нових перемог і здобутків.

ВАТ ЕК "Хмельницькобленерго"- складне технологічно насичене енергетичне господарство, яке є останньою і завершальною ланкою паливно-енергетичного комплексу держави, усіх тих, хто вкладає свою частку в кіловат-годину. Наше підприємство надає споживчих якостей електроенергії, яка виробляється генеруючими станціями і продається через державний оптовий ринок, за допомогою системи технічних засобів і доносить її до конкретного споживача. Тому ніхто з учасників технологічного ланцюга ПЕК, крім енергопостачальних компаній не може здійснити функцію з постачання та продажу електроенергії. На нас покладено відповідальність по отриманню результатів загального процесу, від яких залежить діяльність вугільних шахт, атомних і теплових електростанцій, гідроелектростанцій та гідроакумулюючих станцій, магістральних мереж та об'єднаної енергетичної системи тощо.

Головним нашим завданням є максимальне задоволення потреб споживачів та забезпечення умов повної та своєчасної оплати за відпущену електроенергію.

Сервісний центр обслуговування споживачів у місті Хмельницькому, який введено в дію у 2003 році, визнаний аналогом в Україні, це не тільки сучасна будівля, побудована за європейськими стандартами, в якій передбачається надання повного комплексу послуг по проведенню розрахунків, але й архітектурне творіння, уособлююче центр формування енергетичної свідомості та культури енергоспоживання, що надзвичайно актуально для енергонезалежної держави.

Протягом останніх років чітко прослідковується по-



Шпак Олександр Леонідович –
Голова Правління,
Заслужений енергетик України,
Заслужений енергетик СНД

MESSEAGE FROM THE HEAD OF THE BOARD

Dear Friends!

I wish you all great success in times of nowadays being of crucial importance for revival of Ukraine, and also new creative achievements, self-reliance, familial happiness, well and welfare!

The year 2004 came to its end. The past year became complex and tensional, was accompanied with crisis situations, considerable changes of both political and corporative nature which were met by the Company with proper deserve and worthy.

In 2005 we will celebrate the 10 – th anniversary of the Company's establishment. The Company was founded on the basis of the former sate enterprise "Khmelnitskoblenergo" via its corporatisation and reorganization into public joint-stock company.

By the moment the Company has become actual joint-stock company with state-owned corporate ownership. The Company is the part of the National Joint-Stock Company "Energy Company of Ukraine" being powerful energy company with shareholder capital amounting to nearly 10 bln hryvnias and representing the State of Ukraine. The Company moved long way and now possesses powerful potential, attained the level of the best energy companies and confidently moves towards progress, new victories and achievements.

JSS ESC "Khmelnitskoblenergo"is complex technologically intensive energy utility being the final and ultimate chain of the fuel and energy complex of the state, for all individuals who exert their efforts upon kWh. Our company makes electricity purchased in the sate wholesale market commodity via the system of technical means and transfers it to specified customer. Since none of the participants of the technological flow of electricity in the fuel and energy sector can perform function of electricity supply and sale, our company is responsible for receipt of ultimate result of the whole process that effects activity of coal-mining enterprises, nuclear and thermal power plants, hydro power and pump storage stations, main transmission networks, interconnected energy system and so on.

Our main mission is satisfaction to the maximum extent of the customers' requirements and provision of conditions for full and timely payments for supplied electricity.

Service center for provision of services to the customers located in the city of Khmelnitskiy that was put into operation in 2003 is unique in Ukraine and is not only modern building erected in consistency with European standards, providing full set of services and conditions for settlements, but also architectural facility comprising the center for creation of energy consciousness and culture of energy supply that is very important for establishment of the state being actually independent in energy sense.

During the last past years of the Company's activity one could distinctly detect positive development trend in the Company's operations: if in 2003 the Company earned 537 thousand hryvnias of net profit, in 2004 net profit made up 562

зитивна динамика розвитку Компанії. Якщо за 2003 рік нами отримано чистого прибутку у розмірі 537 тис.грн., то вже в 2004 р. він становив 562 тис.грн., а за 3 місяці 2005 р. - 3152 тис.грн. майже при незмінному відпускному тарифі. За 2004 рік рентабельність товарної продукції досягла 4,24% , а за I квартал 2005 р. - 10,63%.

Правлінням Компанії спільно з Дирекцією з маркетингу обрано ефективний шлях збутової політики та продажу електроенергії, що підтверджується результатами роботи: третій рік утримується рівень розрахунків за спожиту електроенергію та оплата купованої електроенергії ДП "Енергоринок" на рівні 100 і більше відсотків, що дає можливість забезпечувати нам відповідний алгоритм розщеплення коштів із поточного спецрахунку, на формування якого впливає також показник виконання завдань по зменшенню технологічних витрат електроенергії.

При майже незмінному рівні надходження в мережу корисний відпуск електроенергії збільшився на 99 млн. кВт.г порівняно з 2003 роком в основному за рахунок збільшення споживання промисловими підприємствами і населенням та зниження технологічних витрат.

Постійно збільшується оплата за куповану електроенергію в ДП "Енергоринок": якщо за 2003 рік вона склала 99,98 % вартості купленої електроенергії, то за 2004 рік було сплачено 101,3%, а за I квартал 2005 року - 104,66%.

Показники реалізації електроенергії по Компанії складають:

за 2003 рік - 100,5%

за 2004 рік - 102,7% (для довідки: грудень 2004 р. - 120,5%).

Позитивні зрушення у роботі з побутовими споживачами характеризують випереджаючі темпи приросту оплати по відношенню до темпів приросту споживання електроенергії цією категорією. Так, якщо корисний відпуск у побуті за рік виріс на 5,2%, то оплата – на 13,6%. Від побутових споживачів отримано 52 млн. 642 тис. грн., що на 6 млн. 317 тис. грн. більше, ніж минулого року.

Завдяки новому відношенню до споживача з розумінням його проблем та поважним ставленням до нього, створенню належних умов обслуговування, особливо у Сервісному центрі, вже в I кварталі 2005 року рівень оплати за електроенергію населенням складає 92%.

У 2004 році закріпилася позитивна тенденція зниження витрат електроенергії в мережах обленерго, яка намітилася у минулому році. Понаднормативні втрати знизилися по відношенню з попереднім роком на 60,6 млн. кВт.г (36,9%), а взагалі технологічні витрати знизилися на 87,6 млн. кВт.г (15,6%). При зростанні надходження електроенергії в мережі всього на 0,5% корисний відпуск споживачам збільшився на 6,6%.



Треба відмітити корінний перелом з 2005



thousand hryvnias, and for the three months of 2005 the Company earned 3152 thousand hryvnias of net profit while electricity tariff remained almost unchanged. In 2004 profitability of the Company's operations reached 4,24%, and in the I-st quarter of 2005 - 10,63%.

The Company's Board jointly with the Direction on Marketing Issues chose effective pattern of arrangement of sale policy and performing of electricity sales that was proven by achievements in the Company's operation activity. The Company for the past three years has held 100% (and above) rate of collection for supplied electricity as well as of payments for purchased electricity to SE "Energymarket". This enabled the Company to secure advantageous proportion of the funds' allocation from the Company's special account which was also considerably influenced by results of execution of the measures for reduction of electricity technological losses.

While electricity receipt into the Company's networks remained also unchanged, electricity useful output by the Company increased by 99 mln kWh in comparison with that in 2003 mainly due to increase of electricity consumption by industrial enterprises and residential customers as well as due to reduction in electricity losses.

Payments to SE "Energymarket" have been constantly growing: in 2003 - 99,98 %, in 2004 - 101,3%, in the I-st quarter of 2005 - 104,66% of purchased electricity value.

Receipts form electricity sales of the Company made up:

in 2003 - 100,5%

in 2004 - 102,7% (in December 2004 - 120,5%).

Positive trends in electricity sales to residential customers can be illustrated with more rapid increase in payments for consumed electricity in comparison with grow in electricity consumption by this category of customers. Electricity useful output of the Company to residential customers grew in 2004 by 5,2% and corresponding payments - by 13,6%. The Company collected from residential customers 52,642 mln hryvnias that is by 6,317 mln hryvnias more than in the last year.

Due to new approach to electricity customer providing understanding of its problems and respectful attitude, due to conditions created for provision of services especially in the Service Centre in the I-st quarter of 2005 collection rate for electricity consumed by residential customers reached 92%.

In 2004 there strengthened positive trend of reduction of electricity losses in the Company's distribution networks that appeared in 2003. Above-normative electricity losses reduced in 2004 in comparison with 2003 by 60,6 mln kWh (by 36,9%) and total electricity technological losses dropped by 87,6 mln kWh (by 15,6%). While electricity transfer into the Company's networks grew by 0,5% electricity useful output increased by 6,6%.

In 2005 it took place breakthrough in provision of consistency with the normative value of electricity technological losses: first time since the Company's establishment the most of divisions of region electricity distribution networks provided consistency with the normative value of electricity technological losses in winter period of maximum consump-

року у виконанні нормативу ТВЕ: вперше в історії Компанії більшість РЕМів увійшла в норматив ТВЕ, при чому у зимові місяці - періоду найбільшого споживання.

Зусилля, спрямовані на зменшення ТВЕ, в тому числі введення антикризового управління, під час якого було визначено виконання нормативу ТВЕ як особливо важливе завдання з усіма наслідками, та запровадження заходів по створенню належних умов для споживача: в районах - комплексних центрів обслуговування, енергодільниць, які відповідають за основними показниками: дотримання нормативу технологічних витрат і реалізації електроенергії, удосконалення системи обліку електроенергії, максимальне запровадження автоматизації та програмного забезпечення-розробки спеціалістів Компанії, дали свої результати.

Силами фахівців Дирекції з маркетингу розроблено та успішно впроваджено білінгові програмні системи розрахунків з юридичними особами та населенням "Абон-Юр" та "Абон-Н". Ведуться роботи по розробці та централізованому впровадженню автоматизованої системи пофідерних розрахунків і аналізу ТВЕ в мережах Компанії.

Згідно Інвестиційній програмі розвитку та відновлення електромереж на 2005-2009 роки у 2005 році передбачено освоїти обсяг робіт на суму 25 млн.грн. за рахунок рентабельності тарифу та амортизаційних відрахувань, в тому числі на:

- *зниження технологічних витрат - 1,6 млн.грн.*
- *зниження понаднормативних витрат електроенергії - 4,7 млн.грн.*
- *технічний розвиток, модернізацію та будівництво електричних мереж та обладнання - 12,2 млн.грн.*

Те, що ми знаходимося в центрі Європи і повинні витримати конкуренцію вже від європейських компаній, зобов'язує нас надавати послуги на європейському рівні.

Перспективи розвитку Компанії передбачають:

1. Проведення реорганізації зі зміною організаційної структури, орієнтованої на бізнес-процеси та досягнення результатів по кожному виду діяльності. Передбачається забезпечення умов продуктивності праці не нижче передових підприємств України та Європи.

2. Диверсифікація бізнесу, освоєння нових видів діяльності, в тому числі розширення сфери комунальних послуг через комплексні пункти обслуговування та впровадження комплексної автоматизації процесів обліку та розрахунків в цій сфері.

3. Забезпечення підйому доходів працівників, зокрема за рахунок поетапного підвищення заробітної плати.

4. Здійснення модернізації електромереж та електрообладнання, впровадження автоматизації технологічних процесів, оновлення технічної бази.

5. Недопущення нераціональних та законодавчо необґрунтованих витрат.

6.Зменшення ТВЕ, дотримання балансу електроенергії.

7.Припинення нарощування дебіторської заборгованості, забезпечення повної оплати електроенергії споживачами.

8. Ефективне використання фінансових інструментів, недопущення прострочення кредитів.

9. Розвиток бази ЛОК СП "Яблуневий сад" для підвищення рівня медичної допомоги, культури відпочинку, фізичного вдосконалення та оздоровлення із фінансуванням

Efforts aimed at reduction of electricity technological losses including introduction of anticrisis management that in particularly envisaged provision of consistency with the normative value of electricity technological losses as the most important goal for the Company with all consequences as well as introduction of measures for creation of proper conditions for customers, in the districts – establishment of complex centers for provision of services in consistency with main indicators of performance: provision of normative value of electricity technological losses and electricity sales, improvement of the electricity metering system, introduction to the maximum extent of automation of technological processes and software (developed by the Company's employees) brought the Company to positive results.

Specialists of the Company's Direction on Marketing Issues developed and successfully introduced billing program systems for settlements with legal entities and residential customer "Abon-Yur" and "Abon-N". Works are being currently performed to develop and centrally introduce automatic system of per-feeder metering and analysis of technological electricity losses in the Company's networks.

According to the Investment Program of Development and Rehabilitation of Electricity Networks for 2005-2009 роки in 2005 the Company plans to execute works with cost amounting to 25 mln hryvnias at the expense of profit form electricity sales and depreciation:

- *for reduction of electricity technological losses - 1,6 mln hryvnias*
- *for reduction of above-normative electricity losses - 4,7 mln hryvnias*
- *for technical development, modernization and construction of electricity networks and equipment - 12,2 mln hryvnias.*

Prospects of the Company's development:

1. Reorganization of the Company and change of its organizational structure oriented at business processes and attainment of positive results in each activity that the Company performs. The Company plans to provide productivity of labor at the level consistent with level of provision of services by the most advanced enterprises of Ukraine and Europe.

2. Diversification of business, introduction of new activities including those in the field of communal services via complex service centers and introduction of complex automation of metering and settlements procedures performed within these activities.

3. Provision of increase in income level of the Company's employees in particular via provision of grow of their salaries and wages.

4. Modernization of electricity networks and equipment, introduction of automation of technological processes, renovation of production facilities.

5. Prevention the Company from non-efficient and legally non-substantiated cost.

6.Reduction of electricity technological losses, provision of electricity balance .

7.Prevention the Company from increase in its receivables, provision of full payments from the customers.

8. Efficient use of financial instruments, prevention the Company from overdue loans.

9. Development of HRC "Orchard Garden" in the context of improvement of medical services, culture of recreation, physical improvement and rehabilitation. Fund are subject to allocation on residual basis.

It should be noted that the Company is constantly striv-

робіт в основному за залишковим принципом.

Треба відмітити, що Компанія постійно прагне до удосконалення корпоративного управління в інтересах акціонерів, проведення дивідендної політики, підвищення курсової вартості акцій, широкого розкриття інформації про стан своєї діяльності, приймає участь у проекті впровадження національного рейтингу корпоративного управління за розробкою ПФТС та Світового банку.

Одним із шляхів залучення іноземних інвестицій та виходу на світовий фондовий ринок є участь Компанії у Програмі випуску Американських депозитарних розписок під акції Компаніїї, співробітництво з Комісією з цінних паперів США, банком "Bank of New York".

Відповідно до реалізації Комплексної соціальної політики та в рамках взаємодії з місцевими органами виконавчої влади і місцевого самоврядування досягнуто значних успіхів.

Надавались соціальні пільги у вигляді матеріальної допомоги, оплати за навчання, медичного обслуговування, виплат ветеранам війни, учасникам бойових дій, інвалідам I групи та батькам інвалідів дитинства, вихідної допомоги при виході на пенсію, компенсації сум податків по путівках, молодим спеціалістам - за найм житла, винагород на честь ювілеїв працівників та інші.

Найбільше працівників, членів їх сімей та бувших працівників відпочили в власному ЛОК "Яблуневий сад", який користується все більшою популярністю, розвивається і модернізуєть-ся його база, знаходяться нові форми функціонування, зокрема поєднання навчання з відпочинком і оздоровленням, надання готельних та туристичних послуг на міжнародному рівні. Дитячий оздоровчий табір

ing to improve corporate governance for the benefit of its shareholders, to perform dividend policy, to raise shares market value, to provide full disclose of information regarding its business performance. The Company takes part in the project of introduction of national rating of corporate governance developed by PFTS (Ukrainian Stock OTS Trading System) and World Bank.

One of the ways for the Company to attract foreign investments and enter world stock market is to take part in the Program of Issue of American Depositary Receipts for the Company's shares, cooperation with US Securities and Exchange Commission and the Bank of New York.

Due to measures implements in the context of the Complex Program of Social Policy in the Energy Sector and coordination of efforts with local state executive authorities and self governance bodies the Company reached positive results in the social field.

The Company provides social benefits such as financial aid, payment for training, medical services, payments to veterans of Great Patriotic War, participants of battle fields, invalids of the I-st group and parents of the invalids from childhood, financial aid to retired persons, compensation of taxes imputed on payment for vacation, compensation of housing rent to young employees, occasional payments to employees celebrating their anniversaries and other social payments.

The most of the Company's employees, members of their families and future employees spend their vocation in the own HRC "Apple Orchard" which is in increasing demand. The Complex develops and modernizes its facilities, is looking for new activities via combination of training, recreation and rehabilitation services, provisions of hotel and tourist services in consistency with international patterns. Recreation centre for



"Джерельце", який приймає до 600 дітей в літній сезон, визнаний найкращим в регіоні, путівки розкупаються заздалегідь і не можуть забезпечити всіх бажаючих.

У ВАТ ЕК "Хмельницькобленерго" працює Рада молодих працівників, що є своєрідним альтернативним управлінням, та Рада старійшин і ветеранів енергетики, основними завданнями яких є активізація роботи з кадрами через громадські формування для досягнення кращих виробничих та економічних показників.



Не залишаються поза увагою ветерани Великої Вітчизняної війни та ветерани енергетики: встановлена щомісячна виплата в розмірі двох мінімальних заробітних плат пенсіонерам, які звільнилися у зв'язку з виходом на пенсію та мають звання "Заслужений енергетик", надається грошова допомога учасникам бойових дій у Великій Вітчизняній війні в розмірі 100 гривень щомісячно. Через благодійний фонд "Енергетик" проводятся виплати по одноразовим допомогам ветеранам, пенсіонерам, які потребують соціального захисту або лікування.

ВАТ ЕК "Хмельницькобленерго" прийняло активну участь в проведенні акції "Турбота про дитину", якою було охоплено 8031 учнів загальноосвітніх шкіл області. Виконано робіт, надано допомоги і придбано обладнання, техніки та інвентаря на суму 112 783 грн.

Надано благодійну допомогу потерпілим та сім'ям загиблих шахтарів на шахті "Краснолиманська", а також шефська допомога морякам Військово-Морського Флоту України.

ВАТ ЕК "Хмельницькобленерго" виступив спонсором організації виставки "Український портрет XУІ-XУIII століть" у Національному художньому музеї України, яка має значимість не тільки в творчому житті українського суспільства, але й представляє історичну цінність в процесі розвитку України як незалежної демократичної держави.

children "Little Spring" for 600 children in summer time is acknowledged as the best center of this type in the region. The demand for services provided by the center exceeds its available facilities.

In JSS ESC "Khmelnitskoblenergo" there was established the Council of Young Employees which is a kind of alternative board of the Company and the Council of Oldest and Veterans of the Energy Sector. Their main task is to perform more active staff policy via public organizations in order to provide better production and economic performance of the Company.

The Company pays constant regard to the veterans of the Great Patriotic War and the Energy Sector of Ukraine. The Company monthly pays financial aid amounting to two minimum wages to the persons retired from the Company and rewarded with the title "Merited Employee of the Energy Sector", to participants of battle fields of Great Patriotic War amounting to 100 hryvnias monthly. Veterans and retired persons requiring social protection and rehabilitation can also obtain financial aid via charitable fund "Energetic".

JSS ESC "Khmelnitskoblenergo" took an active part in implementation of the program "Regard for the Child" in which there participated 8031 of pupils of secondary schools of the region. The Company spent 112 783 hryvnias to perform works, provide aid, purchase equipment, devices and accessories within the Program.

The Company provided charitable aid to persons suffered and members of families of the miners killed during emergency in the mine "Krasnolimanskaya" and also to the seamen of the Military Sea Forces of Ukraine as friendly financial aid.

JSS ESC «Khmelnitskoblenergo" became the sponsor in organization of the exhibition "Ukrainian portrait of the XУI-XУIII centuries" in the National Art Museum of Ukraine that was of great importance not only for creative activity of Ukrainian society but also was of historical value in the context of development of Ukraine as independent democratic state.

З повагою,
Голова правління
ВАТ ЕК "Хмельницькобленерго"
Олександр Шпак

Best regards,
Head of the Board of
OJSS ESC "Khmelnitskoblenergo"
O.L. Shpak

ІНФОРМАЦІЯ ПРО КОМПАНІЮ



Повна назва:
Відкрите акціонерне товариство енергопостачальна компанія "Хмельницькобленерго"
Скорочена назва:
ВАТ ЕК "Хмельницькобленерго"
Код ЄДРПОУ:
22767506
Місце знаходження:
Україна, 29016, м.Хмельницький, вул. Храновського, 11 А
Державна реєстрація
Хмельницьким міськвиконкомом 01.06.1999 р. № 0140
Розрахунковий рахунок:
26001010375 у Хмельницькій філії АТ "Кредит Банк (Україна)", МФО 315654
Ідентифікаційний податковий номер
227675022258

Телефон +38 (0382) 78-78-59,
факс +38 (0382) 72-61-59,
E-mail: kanc@oe.ic.km.ua,
http:www.hoe.com.ua

Компанією здійснюється діяльність згідно ліцензій на:
1. Передачу електричної енергії місцевими (локальними) електромережами на території, де розташовані власні місцеві (локальні) електромережі (Хмельницька область).
2. Постачання електричної енергії за регульованим тарифом на території, де розташовані власні місцеві (локальні) електромережі (Хмельницька область).
3. Будівельну діяльність.
4. Проектування, монтаж, технічне обслуговування засобів протипожежного захисту та систем опалення.
5. Надання послуг з внутрішніх перевезень пасажирів і вантажів автотранспортом.
6. Медичну практику.
7. Надання освітніх послуг навчальними закладами, пов'язаних з одержанням професійної освіти.
8. Здійснення оптової та роздрібної торгівельної діяльності на окремі види товарів.

ВАТ ЕК "Хмельницькобленерго" заснована у формі відкритого акціонерного товариства відповідно до Указу Президента від 04.04.1995 р. "Про структурну перебудову в електроенергетичному комплексі України та наказу Міністерства енергетики та електрифікації України від 17.08.1995 р. № 157 в процесі корпоратизації. Перший етап - створення державної


ВАТ ЕК "Хмельницькобленерго"

COMPANY PROFILE

Full Name:
The Open Joint-Stock Society Electricity Supplying Company "Khmelnitskoblenergo"
Short Name:
OJSS ESC "Khmelnitskoblenergo"
Entity Identification Code:
22767506
Location:
Ukraine, 29016, the city of Khmelnitskiy, Khranovskiy Str, 11 A
State Registration Executed:
Khmelnitskiy City Executive Council as of June 1, 1999 # 0140
Settlement Account:
26001010375 at Khmelnitskiy Division of JSC "Kredit Bank (Ukraine)", bank identification code 315654
Taxpayer Identification Code
227675022258

Phone +38 (0382) 78-78-59,
Fax +38 (0382) 72-61-59
E-mail: kanc@oe.ic.km.ua,
Web-site: www.hoe.com.ua

The Company performs its operation in compliance with provisions of the following licenses:
1. For electricity transmission via regional (local) electricity distribution networks on the territory where those networks are located (Khmelnitskiy Region).
2. For electricity supply at regulated tariff on the territory where Khmelnitskoblenergo's regional (local) electricity distribution networks are located (Khmelnitskiy Region).
3. For construction activity.
4. For designing, mounting, technical servicing of fire protection equipment and heating systems.
5. For provision of services on domestic carriage of passengers and cargoes by automobile transport.
6. For provision of medical aid.
7. For provision of professional education.
8. For wholesale and retail sales of individually specified commodities.

OJSS ESC "Khmelnitskoblenergo" was established as open joint-stock society in the course of its corporatization stipulated by the Decree of the President of Ukraine as of April 4, 1995 "On Structural Redesign of the Electric Energy Sector of Ukraine" and the Decree of the Ministry of Energy and Electrification of Ukraine as of August 17, 1995 # 157. On the first stage the state electricity supplying enterprise "Khmelnits-

акціонерної енергопостачальної компанії "Хмельницькобленерго" на базі державного енергопостачального підприємства з такою ж назвою. В подальшому відбулось перейменування її у відкрите акціонерне товариство енергопостачальну компанію "Хмельницькобленерго" з правонаступництвом усіх прав та обов'язків.

Компанія належить до стратегічно важливих об'єктів енергетичної галузі народного господарства, є суб'єктом підприємницької діяльності та здійснює свою господарську діяльність на загальних умовах згідно чинного законодавства.

Головною метою діяльності Компанії є отримання прибутку від основних видів діяльності: передачі та надійного постачання електричної енергії споживачам Хмельницької області за регульованими тарифами в умовах функціонування єдиної енергетичної системи.



ВАТ ЕК "Хмельницькобленерго" - одна із потужних енергопостачальних компаній Західного регіону України, локальна система транспортування та постачання електроенергії включає понад 37 тис. км ліній електропередач, трансформаторних підстанцій 110/35/10 кВ і 10/0,4 кВ загальною встановленою потужністю 3052 МВа. До складу Компанії входять дві гідроелектростанції встановленою потужністю 1165 кВт, які з метою залучення інвестицій на їх відновлення передані в оренду.

У 1996 році Фондом державного майна України було прийнято рішення про приватизацію ВАТ ЕК "Хмельницькобленерго", відбувся пільговий продаж акцій працівникам, а також згідно плану розміщення акцій - продаж на сертифікатному аукціоні та фондовій біржі. Державна частка складає 70 % загальної кількості акцій, яка у липні 2004 року була передана до Статутного фонду НАК "Енергетична компанія України", головного інвестора Компанії, що представляє таким чином інтереси держави.

Акції Компанії є високоліквідними і користуються попитом на фондовому ринку, а в другому півріччі 2004 року їх вартість за котируваннями ПФТС значно виросла, що засвідчує високий рівень розвитку та надійність фінансово-господарської діяльності Компанії.

У 1998 році Головою Правління обрано Шпака Олександра Леонідовича, що мало істотне значення для подальшого розвитку Компанії.

З метою залучення іноземних інвестицій та виходу на світовий фондовий ринок у 2000 році укладено Депозитарний договір з Bank of New York та власниками - бенефіціарами щодо випуску АДР і зареєстровано Програму американських депозитарних розписок (АДР) на акції Компанії Комісією з цінних паперів США.

koblenergo" was reorganized into the state-owned join stock society "Khmelnitskoblenergo". Afterwards the Company was renamed into open joint-stock society electricity supplying company "Khmelnitskoblenergo" which became an assignee of all rights and obligations of its predecessor.

The Company is among institutions having strategic importance for Ukraine and performs its business activity in compliance with provisions of effective legislation.

The main goal that the Company pursues in the course of its activity is earning profit via performing such *main Company's activities* as distribution and reliable supply of electricity at regulated tariffs to the customers located in Khmelnitskiy Region under condition of operation of the Interconnected Energy System of Ukraine.

OJSS ESC "Khmelnitskoblenergo" is one of the most powerful electricity supplying companies located in the western part of Ukraine. Local system of distribution and supply of electricity consists of electricity distribution networks with extension of above 37 thousand kilometers, transformer substations with voltage of 110/35/10 kV and 10/0,4 kV and total installed capacity of 3052 MVA, transformer substations with voltage of 10/0,4 kV and total installed capacity of 1323,2 MVA. The Company's assets also comprise two hydro power stations with total installed capacity of 1165 kW which were transferred under lease in order to attract investments for their rehabilitation.

In 1996 the State Property Fund of Ukraine made a decision to privatize JSS ESC "Khmelnitskoblenergo" followed by preferential placement of the Company's shares to its employees and their sale via certificate auction and stock exchange that took place in compliance with provisions of the Company's Share Allocation Plan. State-owned stake in the Company amounts to 70 % of its shareholder capital. In July 2004 the state-owned stake of shares was transferred as contribution to the shareholder capital of the National Joint-Stock Company "Energy Company of Ukraine" which is the main investor of the Company thereby representing the state of Ukraine.

The company's shares are liquid and in demand at stock market. In the 2-nd half of 2004 their market value according to quotations of the PFTS (Ukrainian OTC Stock Trading System) considerably increased that proves the high level of the Company's development and reliability.

In 1998 Shpak Oleksandr Leonidovych was elected the Head of the Company's Board that counted for a great deal for the Company's future progress.

In order to attract foreign investments and enter world stock market the Company concluded the Depositary Agreement with the Bank of New York and beneficiary owners regarding the issue of the American Depositary Receipts (ADR). The Program of the ADRs for the Company's shares was registered with the US Stock and Exchange Commission.

In 1998-1999, 2002-2004 the Company's operations were profitable. Part of the earned profit was spent, in compliance with the decision made by the Company's sharehold-

У 1998-1999, 2002-2004 роки Компанія є прибутковою, частина прибутку за рішенням загальних зборів акціонерів направлялась на виплату дивідендів, 2000-2001 роки були збитковими, що пов'язано із пошкодженнями електромереж внаслідок стихійних явищ, критичною ситуацією неоплати споживачами за електроенергію, зокрема, побутовими, та недосконалою тарифною політикою. Крім того, мали місце численні випадки безоблікового споживання електроенергії та розкрадання електромереж і трансформаторних підстанцій.

Починаючи з 2000 року з метою отримання позитивних результатів діяльності, здійснюється структурна перебудова, головний акцент якої спрямовано на вдосконалення системи управління та енергозбутової роботи:

- створено окремі дирекції за напрямками діяльності, чим зменшено число управлінських ланок, підвищено роль та відповідальність кожної за кінцеві результати;
- створена служба економічної безпеки для контролю за споживанням електроенергії;
- реорганізована фінансово-економічна дирекція, першочергове завдання якої - активізація бізнесу та отримання прибутку;
- відбулась реорганізація енергозбутових служб у Дирекцію з маркетингу прогресивного напрямку з новою ідеологією продажу електроенергії як товару, у складі якої: аналітичний відділ, відділ інформаційних технологій, служба методології та маркетингу, служба енергоаудиту та обліку електроенергії;
- посилено матеріально - технічну базу впровадженням комп'ютеризації, оновленням основних фондів, у тому числі - ліній електропередач, трансформаторних підстанцій, автотранспорту, придбанням виробничих приміщень.

У 2002 році формуються лінійні енергозбутові дільниці, оснащені сучасним вимірювальним обладнанням, які діють за принципом забезпечення балансу надходження і споживання електроенергії та розрахунків за неї. Введено в дію лікувально-оздоровчий комплекс санаторій - профілакторій "Яблуневий сад" в 20 км від міста Хмельницького в живописній місцевості с. Жилинці і на його базі - літній дитячий табір "Джерельце".

2003 рік - один із самих успішних в діяльності Компанії, коли закладено надійний фундамент подальшого становлення повноцінного енергопостачального підприємства європейської моделі ділової досконалості.

В 2004 році Компанія продовжує дотримуватись стратегії максимального задоволення потреб споживача під девізами: "Споживач - найвища цінність Компанії", "Споживач - головний інвестор Компанії", правильність обраної політики підтверджується результатами діяльності: отримано прибуток, рівень оплати за електроенергію - 100% і вище, зменшилась дебіторська заборгованість споживачів та кредиторська перед Енергоринком за куповану електроенергію, скоротились технологічні витрати електроенергії порівняно з 2003 роком на 87,6 млн. кВт.г, не-

ers general meeting, to pay dividends to the Company's shareholders. In 2000-2001 the Company suffered financial losses caused by natural disasters, critical non-payments for electricity from customers, especially from residential ones, deficiencies in tariff formation policy. In addition it took place non-metered electricity consumption and thefts of electricity networks and transformer substation equipment.

In order to attain positive business results the Company initiated starting from 2000 its structural redesign with main accent made on improvement of management system and electricity sale procedures. In the course of the Company's structural redesign:

- separate directions responsible for different activities were established that enabled to reduce the number of management levels, to heighten role of every management division and their responsibility for attainment of ultimate results of business operations;
- economic safety department was established being responsible for supervision over electricity consumption;
- financial and economic issues department was reorganized in order to give new push to business operations and make them profitable;
- energy supply divisions were reorganized into the Direction on Marketing Issues being the completely new subdivision in terms of introduction of new ideology of sales of electricity as commodity. As parts of the new division there were established analytical and information technologies departments, metrology and marketing, energy audit and electricity metering services;
- the Company expanded its material and technical assets via introduction of computer equipment, renovation of fixed assets including electricity transmission lines, transformer substations, auto transport vehicles, via purchase of operation premises.

In 2002 the Company established line energy supply divisions equipped with modern metering equipment and arranging their operation in accordance with the principle of provision of the balance between electricity input and output as well as provision of complete payment collection. The Company put into operation health and recreation complex "Apple Orchard" located at a distance of 20 km from the city of Khmelnitskiy in the picturesque surrounding of the village of Zhylintsi and on its base - children's summer camp "Dzhereltse" ("Little Spring").

2003 was one of the most successful for the Company in terms of its business achievements when reliable foundation was laid for further development of the Company in direction of creation of the energy supply company corresponding to European pattern of business excellence.

In 2004 the Company kept implementation of the strategy of meeting to the maximum extent of the customer's requirements which can be illustrated with such slogans as: "Customer - the most important assets of the Company", "Customer - the main investor of the Company". The strategy chosen by the Company has proven its effectiveness via business results attained by the Company: profitability, improvement in rate of collection of payments for electricity (100% and above), decrease in accounts receivable of customers and accounts payable due to Energymarket (for purchased electricity), decrease by 87,6 mln kWh of above-normative electricity technological losses in comparison with 2003, full redemption of debts relating to salaries and pay-

має заборгованості із зарплати, платежів до бюджету і Пенсійного фонду.

В Компанії, першій серед енергетичних підприємств, проводиться сертифікація системи управління якістю робіт і послуг на відповідність міжнародним стандартам ISO-9001.

У 2003 році в центрі міста Хмельницького відкрито Сервісний центр обслуговування споживачів, який визнано аналогом як в Україні, так і за її межами, по спектру послуг та технічному оснащенню. Такі комплексні центри високої культури обслуговування споживачів відкриваються і в інших районах електромереж.

За результатами діяльності Компанія незміннно входить у рейтинг "ТОП - 100" - найкращих компаній України, відзначена як кращий платник податків у 2002 - 2004 роках, є лауреатом міжнародних рейтингів популярності і якості товарів і послуг "Золота фортуна", "Золоті торгові марки", "100 кращих товарів України" та удостоєна багатьох інших відзнак.

Науково-технічні розробки, виконані спеціалістами Компанії, довели свою конкурентноздатність на ринку електрообладнання та користуються попитом

ments to the Budget and Pension Fund.

The company was the first one among all energy companies that performs certification of the system of control over quality of works and services to provide their conformity with requirements of ISO-9001 international quality standard.

In 2003 the Company opened the service centre in the city of Khmelnitskiy to provide services to the customers. This centre is unique one in Ukraine in terms of both range of provided services and technical facilities. Similar centres for provision of high quality services to consumers are in the process of establishment in other districts where local distribution networks are located.

Positive results of the Company's business operations enabled the Company to be regularly included to the rating TOP - 100 of the best companies of Ukraine. The Company was rewarded as best taxpayer in 2002 and 2003 and was the winner of the international nomination for the most popular and quality commodity or service "Gold Fortunate", "Golden Trade Marks", "100 Best Commodities of Ukraine" as well as nominant of many other rewards.

Science and technical inventions made by the Company's staff have proven their competitiveness in the energy equipment market and are popular among specialists of the

Основні техніко-економічні показники по ВАТ ЕК "Хмельницькобленерго" за 1999-2004 р.р.

Main Indicators of Technical and Economic Performance of JSS ESC "Khmelnitskoblenergo" in 1999 – 2004

Показники/Indicators	Одиницявиміру/ Measurement Unit	1999	2000	2001	2002	2003	2004
Корисний відпуск електроенергії/ Electricity useful output	млн.кВт.г/ mln kWh	1765,5	1671,9	1604,2	1474,9	1493,4	1592,2
Товарна продукція від е/е/ Electricity sale revenue	тис.грн./ 000' hryvnias	183546	198824	220257	228936	247201	271170
Дохід від реалізації/ Total revenue	- " -	196989	232639	264634	274824	299094	327883
Собівартість реалізованої продукції/ Production cost	- " -	179233	191099	240752	217424	228741	251517
Чистий прибуток/Net profit/	- " -	225	-2507	-22969	5350	537	562
Власний капітал/Equity	- " -	164365	161985	139009	141856	142864	290819
Активи/Assets	- " -	249418	276172	299200	314020	321518	465519
Дебіторська заборгованість/ Accounts receivable	- " -	75042	80519	94105	100312	97020	89401
Поточні зобов'язання/ Current liabilities	- " -	84827	114187	160191	172164	177869	174142
Середньооблікова чисельність працюючих/ Average number of employees	чол./ persons	2970	3157	3485	3575	3824	3692
Середньомісячна зарплата/ Average monthly wages and salaries	грн./hryvnias	335	429	561	575	619	696
Статутний фонд/Common stock/	тис.грн. 000' hryvnias	33638	33638	33638	33638	33638	33638
Номінальна вартість акцій/ Face value per share	грн./hryvnias	0,25	0,25	0,25	0,25	0,25	0,25
Кількість акцій в Статутному фонді/ Number of shares in common stock	шт./plc	134551360	134551360	134551360	134551360	134551360	134551360

у енергетиків України: стаціонарні та пересувні комплектні лабораторії для повірки трансформаторів струму та напруги, трансформатори напруги 6-35 кВ, які здатні забезпечувати підвищену достовірність обліку в нормальних та аварійних режимах, трансформатори струму (повірочні) класом точності 0,05 (0,02).

Компанія підтримує партнерські відносини на всіх рівнях господарської діяльності: з підприємствами-виробниками електротехнічного устаткування (ВО "Київприлад, ВО "Новатор", ВАТ "Укрелектроапарат"), проектно-конструкторськими та науково - дослідними інститутами (НПК "Київський інститут автоматики"; Хмельницький технологічний університет "Поділля", "Львівська політехніка", "Укрсільенергопроект"), а також є членом Об'єднання енергетичних підприємств "Галузевий резервно-інвестиційний фонд розвитку енергетики", УСПП, Науково-технічної спілки енергетиків України, Всеукраїнського енергетичного комітету.

Компанія постійно займається благодійною та спонсорською діяльністю, в рамках Всеукраїнської акції "Милосердя" надавалась допомога будинку "Малютка", інтернатам, дитячим садкам, об'єднанням ветеранів війни та праці, госпіталю учасників Великої вітчизняної війни, будинкам пристарілих, лікарням, благодійним фондам.

energy sector of Ukraine. Such inventions particularly include mobile packaged laboratories for testing of current and voltage transformers; voltage transformers of 6-35 kV capable to provide higher reliability of metering under emergency modes, current transformers (for verification) with accuracy rating of 0,05 (0,02).

The Company maintains partnership relations with all business partners: with enterprises producing electrical equipment (Kyivprylad, Novator, Ukrelektroaparat JSC), design and research institutes (Kyiv Institute of Automatics, Khmelnitskiy Technological University "Podillia", Lvivska Politechnika, Ukrsilenergoproyekt). The Company is also the member of the Association of Energy Companies "Industrial Reserve and Investment Fund of Development of Energy Sector, Ukrainian Association of Enterprises and Entrepreneurs, Science and Technical Association of Specialists of Energy Sector of Ukraine, All Ukrainian Energy Committee.

The Company all the time performs charitable and sponsor activity. Within the all Ukrainian action "Mercy" the Company has provided assistance to the orphan home "Babies", children homes, nursery schools, associations of war and labour veterans, the hospital for the participants of the Great Patriotic War, homes for the old, hospitals, charitable funds.



СТРАТЕГІЯ РОЗВИТКУ

Основними перспективами діяльності ВАТ ЕК "Хмельницькобленерго"є здійснення заходів по якісному забезпеченню споживачів електроенергією, модернізації виробництва, впровадження прогресивних технологій виробничих процесів, вдосконалення організаційної структури, перехід на більш високий рівень організації та управління шляхом залучення інвестицій.

Найближчим часом основним напрямком діяльності Компанії є продовження здійснення стратегії, яка базується на забезпеченні інтересів споживача як головного інвестора.

На даний час важливе значення для діяльності Компанії мають довгострокові програми "Інвестиційна програма", "Зменшення витрат електроенергії в мережах ВАТ ЕК "Хмельницькобленерго", "Автоматизована система комерційного обліку споживання"- комплекс заходів, направлених на усунення понаднормативних витрат електроенергії та зменшення понесених внаслідок цього збитків.

Програма переспективного розвитку включає:

- забезпечення високої якості послуг та сертифікація їх на відповідність міжнародним стандартам ISO - 9001;
- впровадження електронних засобів обліку електроенергії, системи контролю споживання, цифрового зв'язку та телемеханіки;
- здійснення заходів з підвищення якості експлуатації електромереж, науково-технічної підтримки продовження терміну експлуатації діючого устаткування понад розрахунковий, реалізація системи діагностики обладнання і прогнозування його залишкового ресурсу;
- створення комплексних центрів обслуговування

НАДХОДЖЕННЯ, КОРИСНИЙ ВІДПУСК І ВТРАТИ ЕЛЕКТРОЕНЕРГІЇ ПО ВАТ ЕК "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" ЗА 2000-2004 РР.

ELECTRY RECEIPT, USEFUL AND LOSSES OF JSS ESC "KHMELNITSKOBLENERGO" IN 2000-2004


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Тис. кВт. год
000' kWt/h
2,204,010
2,250,322
2,089,259
2,066,868
2,076,619
1,071,808
1,607,709
1,484,382
1,493,424
1,592,223
532,102
642,613
604,846
561,069
473,447
2000
2001
2002
2003
2004
Надходження е/е
Корисний відпуск е/е
Втрати е/е
Electricity Receipt
Electricity Usefull Output
Electricity Losses

STRATEGY OF DEVELOPMENT

Main target of OJSS ESC "Khmelnitskoblenergo" is implementing measures to provide quality electricity supply to the customers, modernization of production facilities, introduction of progressive production technologies, improvement of organizational structure, introduction of improved procedures of operation and management by means of attraction of investments.

For the nearest future the main direction of the Company's activity will be continuation of implementation of the strategy based on meeting of interests of the customer being the main investor for the Company.

At present the Company is implementing such long-term programs of great importance as "Investment Program", "Reduction of Electricity Losses in Networks", "Automated System of Commercial Metering of Consumption" that provide wide range of measures aimed at elimination of above-normative electricity losses and reduction of financial losses.

The Program of prospective development of the Company envisages:

- provision of high quality services and their certification in compliance with provisions of the international standard ISO - 9001;
- introduction of electronic electricity metering devices, system of control over electricity consumption, digital communication and telemetry systems;
- implementation of measures providing improvement in quality of electricity networks operation, science and technical support of the process of prolongation of operating equipment service life in excess of designed one, introduction of the system for equipment diagnostics and prediction of the term of its remaining service life;
- establishment of complex centres for provision of various services to customers

споживачів із розширенням сфери комунальних послуг;
- впровадження організаційних та технічних заходів щодо зниження технологічних витрат електроенергії, зокрема, балансового принципу, порівняльного пофідерного аналізу відпуску та споживання;
- автоматизацію систем розрахунків за електричну енергію, налагодження контролю обліку постачання електроенергії з метою її повної оплати споживачами;
- проведення реконструкції і модернізації електромереж із заміною обладнання, яке відпрацювало свій нормативний термін;
- вдосконалення фінансової політики та отримання прибутку шляхом диверсифікації бізнесу, оптимізації податкових платежів, контролю за бізнес-процесами та грошовими потоками;
- залучення інвестицій для розвитку та досягнення високого технічного та економічного рівня Компанії.

- introduction of organizational and technical measures for reduction of electricity technological losses, particularly measures based on application of balance principle, introduction of comparative per-feeder analysis of electricity output and consumption;
- automation of the systems for settlements for electricity, introduction of control over electricity supply metering in order to provide full payments for electricity from electricity consumers;
- reconstruction and rehabilitation of electricity networks and replacement of equipment whose service life expired;
- improvement of financial policy and earning profits via diversification of business, optimization of tax payments, control over business procedures and cash flows;
- attraction of investments for development of the Company and attainment of high technical and economic standards of the Company's operation.

ДИНАМІКА ЗМІН КОРИСНОГО ВІДПУСКУ І ВТРАТ ЕЛЕКТРОЕНЕРГІЇ ВАТ ЕК "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" ЗА 2000-2004 Р.Р.

ELECTRICITY USEFUL OUTPUT AND LOSSES IN NETWORKS OF JSS ESC "KHMELNITSKOBLENERGO" IN 2000 – 2004



Млн. кВт. год
Mln. kWt/h
532,102
642,613
604,846
561,069
473,447
1,671,908
1,607,709
1,484,382
1,493,424
1,592,223
2000
2001
2002
2003
2004
Втрати ел. ен
корисний відпуск ел.ен
Electricity Losses
Electricity Useful Output

Пріоритетними завданнями у досягненні поставлених цілей є:
- підвищення якості та вповадження нових технологій обслуговування споживачів;
- удосконалення організаційної структури, орієнтованої на бізнес-процеси та забезпечення високої продуктивності праці;
- диверсифікація бізнесу;
- ініціювання переходу на алгоритм 100 % розщеплення коштів зі спецрахунку;
- ефективне використання фінансових інструментів, в т.ч. кредитних ресурсів;
- ліквідація дебіторської заборгованості;
- реструктуризація кредиторської заборгованості.

Priority measures that should be implemented in order to reach the determined targets are as follows:
- improvement of quality and introduction of new procedures of providing customers with services;
- improvement of the Company's organizational structure providing its adaptation in compliance with modern requirements;
- diversification of business;
- initiation of amending changes to the procedures of fund allocation from the Company's special account providing 100% allocations to the Company's current account;
- efficient implementation of financial instruments including attraction of loans;
- redemption of accounts receivable;
- restructuring of debts.

ОРГАНИ УПРАВЛІННЯ ТА ПЕРСОНАЛ

Вищим органом управління Компанією є загальні збори акціонерів, які скликаються не рідше одного разу на рік. Управління Компанії здійснює Наглядова рада, Ревізійна комісія та Правління, повноваження яких визначені Статутом товариства.

До складу Наглядової ради входять представники головного акціонера - Національної акціонерної компанії "Енергетична компанія України", якій передано державний пакет акцій Компанії і яка таким чином представляє інтереси держави:

Голова Наглядової ради -
Хомяк Віталій Юрійович
Члени Наглядової ради:
Боднар Мирослав Омелянович
Кущ Олександр Сергійович
Крохіна Надія Миколаївна
Лисак Олександр Миколайович
Заблоцька Анжеліка Валеріївна
Представник Хмельницької
облдержадміністрації (за погодженням).
Члени Наглядової ради з правом дорадчого голосу:
Ковальчук Валерій Васильович - голова профкому Компанії.

Склад Ревізійної комісії:
Голова Ревізійної комісії - Божко Олена Володимирівна
Члени Ревізійної комісії:
Полоневич Лариса Михайлівна
Тихонов Олексій Васильович.

В Компанії діє централізована структура організації та управління виробничими процесами, затверджена Наглядової радою.

Очолює Компанію Голова правління - генеральний директор Шпак Олександр Леонідович.

В апараті управління - шість виконавчих дирекцій:

- **дирекція з маркетингу** - організація енергозбутової роботи, проведення розрахунків за спожиту та покупну електроенергію - очолює перший заступник голови правління, директор Кравець Борис Васильович;
- **виконавча технічна дирекція** - координація, планування та контроль виробничої діяльності, в тому числі передачі та постачання електроенергії, технічне обслуговування електромереж, електро-



MANAGEMENT BODIES AND STAFF

The supreme management body of the Company is the Shareholders' General Meeting that is held at least once a year. The Company is managed by the Supervisory Board, the Auditing Committee and the Board which performs their activity in compliance with provisions of the Company's Bylaw.

Among the members of the Supervisory Board are the representatives of the main shareholder - State Joint-Stock Company "Energy Company of Ukraine" which owns the state-owned stake of shares in the Company and which thereby represents the state of Ukraine:

Head of the Supervisory Board -
Homiak Vitaliy Yurioivych
Members of the Supervisory Board are as follows:
Bodnar Myroslav Omelianovych
Kusch Oleksandr Sergiyovych
Krokhina Nadiya Mykolayivna
Lysak Oleksandr Mykolayovych
Zablotska Andgelika Valeiivna
Representative of Khmelnitsk
regional state administration (by its own accord).
Members of the Supervisory Board without the right to vote are as follows:
Kovalchiuk Valeriy Vasyliovych –the head of the trade council of the Company.

Members of the Auditing Committee:
Head of the Auditing Committee - Bozhko Olena Volodymyrivna
Members of the Auditing Committee are as follows:
Polonevych Larisa Mykhailivna
Tikhonov Oleksiy Vasyliovych.

The Company has centralized organizational structure within which the Company's business operations are arranged and managed. This organizational structure is approved by the Supervisory Board.

The Company is chaired by the Head of the Board - General Director Shpak Oleksandr Leonidovych.

The management bodies of the Company comprise *six executive directions:*

- **direction on marketing issues** - responsible for arrangement of energy supply activity, settlements for supplied and purchased electricity. The direction is head by the member of the Board, director Kravets Boris Vasyliovych;
- **executive direction on technical issues** - responsible for coordination, planning and control of operation activity including electricity distribution and supply, technical maintenance of electricity distribution networks, electric equipment, manufacturing

обладнання, виробничих будівель та споруд - очолює заступник технічного директора Герасимчук Микола Степанович;

- **фінансово-економічна виконавча дирекція** - організація фінансово-господарської діяльності, аналіз та планування результатів діяльності, направлених на отримання прибутку, - очолює член правління, виконавчий директор Ірхін Сергій Іванович ;
- **виконавча дирекція з розподільчих електромереж** - оперативне та поточне керівництво районами електромереж (22 РЕМи) з питань експлуатації, обслуговування електричних мереж 0,4-10 кВ - очолює виконавчий директор Муха Олександр Гнатович;
- **виконавча дирекція з кадрів, побуту і соціальних питань**-проведення кадрової політики, контрольно-ревізійна діяльність, соціальне забезпечення працівників, забезпечення режиму охорони - очолює член правління, виконавчий директор Вашеняк Олексій Іванович;
- **комерційна виконавча дирекція** - здійснення комерційної діяльності, матеріально-технічне забезпечення, проведення тендерної політики при придбанні обладнання, устаткування та матеріалів для виробничих цілей, забезпечення роботи транспорту та механізмів - очолює виконавчий директор Жих Євген Вацлавович.

Над виконанням завдань, які стоять перед Компанією, працює близько 3700 працівників, в основному з технічною та економічною освітою. Професійний рівень та кваліфікація персоналу дозволяє успішно вирішувати питання в сучасних умовах. Так, із загальної кількості працюючих 20,0% - з вищою освіту, 34,5% - із середньотехнічною, що вказує на підвищення освітнього рівня порівняно з 2003 роком.

У 2004 році забезпечувалась повна зайнятість працюючих, створювались нові робочі місця.

Структура працівників за категоріями займаних посад:

- робітники 2457 чол. (66,0%)
- спеціалісти - 659 чол. (17,7%)
- керівники - 553 чол. (14,8%)
- службовці - 55 чол.(1,5%).

Структра працівників за віком:

- до 30 років - 771 чол. (20,7%)
- від 30 до 50 років - 1794 чол. (48,2%)
- від 50 років і старше - 1159 чол. (31,1%).

При прийомі на роботу в Компанії запроваджується підбір кандидатів на посади на конкурсній основі з урахуванням їх ділових якостей, попереднього досвіду.

Важливим фактором розвитку кадрового потенціалу в Компанії є організація професійної підготовки, перепідготовки та підвищення кваліфікації спеціалістів на базі навчально-курсового комбінату, ВУЗів, семінарів, поповнення кадрів за рахунок молодих спеціалістів, підвищення мотивації працівників Компанії з метою їх стимулювання в досягненні вагомих результатів робо-

buildings and facilities. The direction is head by the deputy director on technical issues - Gerasymchiuk Mykola Stepanovych;

- **executive direction on finance and economics issues** - responsible for arrangement of financial and operation activity, analysis and planning of activity to provide the Company's profitable operations. The direction is head by the member of the Board, executive director Irkhin Sergiy Ivanovych;
- **executive direction on electricity distribution networks** - responsible for operative and current management of the 22 subdivisions of district electricity distribution networks (DEDNs) with regard to operation and maintenance of electricity distribution networks with voltage of 0,4-10 kV. The direction is head by the executive director Mukha Oleksandr Gnatovych;
- **executive direction on staff, welfare and social issues** - responsible for staff policy, audit activity, social provisions to the staff, safety issues. The direction is head by the member of the Board, executive director Vasheniak Oleksiy Ivanovych;
- **executive direction on commercial issues** - responsible for commercial activity, maintenance, arrangement of tenders for purchase of equipment, devices and materials for operation purposes, provision of transport and vehicles. The direction is head by the executive director Zhykh Yevgen Vatslavovych.

About 3700 employees are working to perform the tasks determined by the Company. The staff mainly has degrees in engineering and economics. High professional and qualification level of the staff enables the Company to solve successfully all the problems of nowadays. Of the total number of employees 20,0% has higher education, 34,5% - technical secondary education. In total the educational level of the staff in 2003 grew in comparison with that in 2003.

In 2004 the Company provided full employment for its employees, established new occupation positions.

Composition of the staff according to positions taken in the Company is as follows:

- technicians 2457 people (66,0%)
- specialists 659 people (17,7%)
- managers 553 people (14,8%)
- officers 55 people (1,5%).

Composition of the staff according to their age is as follows:

- up to 30 years old 771 people (20,7%)
- from 30 to 50 years old 1794 people (48,2%)
- from 50 years old and above 1159 people (31,1%).

When recruiting the staff the Company arranges tenders and chooses the candidates based on their business capabilities and working experience.

The important factors influencing development of the Company's staff is availability of the system of professional training, retraining and improvement of professional qualification of the Company's employees arranged on the basis of the training facilities owned by the Company and educational institutions as well as via arrangement of workshops; reinforcing the staff by recruiting young specialists; intensification of the Company's employees' motivation in order

ти.

У 2004 році пройшли підвищення рівня кваліфікації та підготовку кадрів 904 чоловіка, в тому числі безпосередньо на виробництві - 704 чоловіки, з них на базі лікувально-оздоровчого комплексу "Яблуневий сад" Компанії - 41 чоловік.

В Компанії постійно діє навчально - курсовий комбінат, де пройшли навчання 434 чоловіка, це - начальники дільниць підрозділів маркетингу, майстри, електромонтери, контролери.

Крім того, систематично проводяться заходи оперативного характеру: виїзні тематичні наради з обміну досвідом роботи, селекторні тематичні наради з маркетингу, тематичні наради з технічних питань, постійно діючі семінари юрисконсультів Компанії, підсумкові змагання лінійних бригад.

to stimulate their aspiration to attain ponderable working achievements.

In 2004 904 of the company's employees raised their qualification level and taken retraining courses, including 704 people that kept execution of their ordinary working responsibilities in parallel with retraining among which 41 employees of the Company participated in training courses arranged on the basis of the health and recreation complex "Apple Orchard" owned by the Company.

In the company there are training facilities that operate on a permanent basis. 434 people including foremen, electricians and inspectors were trained on the basis of these facilities.

In addition the Company regularly implements procedures of operative nature: field meetings on know-how issues, selector meetings on marketing issues, meetings on engineering issues, regular workshops for the lawyers of the Company, emulations for line technician staff teams.









ОРГАНІЗАЦІЙНА СТРУКТУРА

У складі Компанії станом на 01.01.2005 р. - 26 відособлених структурних підрозділи, які не є юридичними особами і діють на підставі відповідних Положень:

- Хмельницькі Північні та Південні високовольтні електромережі із покладанням на них функцій по експлуатації ВЛ 35-110 кВ і трансформаторних підстанцій 35-110 кВ північного та південного регіонів області відповідно очолюють - директори Калінін Валерій Веніамінович та Нагорний Павло Дем'янович ;
- 22 райони електричних мереж (РЕМи), діючих по територіальному принципу в кожному районі Хмельницької області;
- Старосинявський цех централізованого ремонту;
- Лікувально - оздоровчий комплекс санаторій - профілакторій "Яблуневий сад" для оздоровлення працівників та членів їх сімей, особливо дітей у літній період, надання різноманітних послуг з організації відпочинку та проведення розважальних заходів, ділових зустрічей, навчання з підвищення кваліфікації сумісно із оздоровленням та інше.

У складі Хмельницьких Північних високовольтних електромереж діє Меджибізький цех централізованого ремонту електрообладнання.

ORGANIZATIONAL STRUCTURE

As of January 1, 2005 the Company comprised 26 separated divisions having no status of legal entity and performing their operations in compliance with provisions of their charters:

- Khmelnitskiy Northern and Southern High Voltage Electricity Transmission Networks which operate networks and transformer substations with voltage of 35-110 kV located correspondingly in northern and southern parts of Khmelnitskiy Region. The divisions are headed correspondingly by executive directors Kalinin Valeriy Veniaminovych and Nagornyy Pavlo Demianovych;
- 22 district subdivisions of electricity distribution networks (DEDNs) arranged according to territory of location in each district of Khmelnitskiy Region;
- Starosiniavka Depot of Centralized Repairs;
- Health and Recreation Centre "Apple Orchard" for recreation of the Company's employees and their families, especially for recreation of children in summer time, for arrangement of holidays and entertainments, business meetings and training seminars combined with recreation, provision of other services.

Khmelnitskiy Northern High Voltage Electricity Transmission Networks comprises Medzybisk Depot of Centralized Repairs of Equipment.



Облікова чисельність в розрізі структурних підрозділів:

- Хмельницькі Північні високовольтні електромережі - 275 чол.
- Хмельницькі Південні високовольтні електромережі - 436 чол.
- Апарат управління - 324 чол.
- РЕМи - 2550 чол.
- Старосинявський ЦЦР - 101 чол.
- ЛОК "Яблуневий сад" - 38 чол.

Над вдосконаленням організаційної структури постійно працює менеджмент Компанії на чолі з Головою правління. Так, Дирекція з енергозбуту була реорганізована у Дирекцію з маркетингу сучасної моделі, яка спроможна якісно здійснювати послуги з продажу електроенергії та отримувати повноцінну і своєчасну оплату. У складі Дирекції з маркетингу: відділ інформаційних технологій, аналітичний відділ, служба методології та маркетингу, відділ розподілу і контролю, служба енергонагляду та інші.

В Компанії проведена реорганізація фінансово - економічних служб, де змінена структура та стратегія відносно вирішення основних завдань по зменшенню нераціональних витрат, отриманню прибутку, активізації фінансових потоків.

Переломним у діяльності районів електричних мереж є перехід до формування лінійних енергозбутових дільниць (мінізбутів), на які покладається відповідальність за баланс та оплату споживання електроенергії.

The Company's employees are allocated by the Company's divisions as follows:

- Khmelnitskiy Northern High Voltage Electricity Transmission Networks - 275 чол.
- Khmelnitskiy Southern High Voltage Electricity Transmission Networks - 436 чол.
- Management Staff - 324 people
- DEDNs - 2550 people
- Starosiniavka DCR - 101 people
- H&RC "Apple Orchard" - 38 people.

Management of the Company chaired by the Head of the Board all the time makes efforts to improve organizational structure of the Company. Within the process of reorganization former Direction on Energy Supply Issues was reorganized into Direction on Marketing Issues that more corresponds to modern patterns of business practice and enables to provide services on electricity supply with proper quality and collect payments for supplied electricity timely and in full. The Direction on Marketing Issues consists of information technologies department, analytical department, methodology and marketing service, distribution and control service, energy consumption control service and other subdivisions.

The Company reorganized its finance and economic departments, changed their organizational design and strategy of attainment of main targets aimed at reduction of non-substantiated costs, earning profits and expansion of financial flows.

Crucial point in improvement of operation practice applied in the DEDNs is turning to establishment of line electricity supply departments (so called mini electricity supply departments) which are responsible for electricity balancing and settlements for supplied electricity.



СТРУКТУРА ВІДКРИТОГО АКЦІОНЕРНОГО ТОВАРИСТВА ЕНЕРГОПОСТАЧАЛЬНОЇ КОМПАНІЇ "ХМЕЛЬНИЦЬКОБЛЕНЕРГО"



Shareholders General Meeting
Загальні збори акціонерів
Supervisory Board
Наглядова рада
Advisor to the Head of the Board
Радник голови правління
Head of the Board - General Director
Голова правління - генеральний директор
First Deputy Head of the Board - Executive Director on Technical Issues
Перший заступник голови правління директор маркетингу
Executive Director on Technical Issues
Виконавчий технічний директор
Operation and Technical Department
Виробничо-технічний відділ
Metering Devises Repair Workshop
Цех з ремонту приладів обліку
Central Dispatch Service
Центральна диспетчерська служба
Automatic Control Systems Department
Служба АСУ
Metrology Service
Служба метрології
Energy Audit and Electricity Metering Department
Служба Енергоаудиту та обліку електроенергії
Executive Director in Charge of Financial and Economic Executive Direction
Виконавчий директор фінансово-економічної виконавчої дирекції
Deputy Executive Director in Charge of Financial and Economic Executive Direction -Chief Accountant
Заступник виконавчого директора ФЕВД - головний бухгалтер
Accounting Department
Відділ бухгалтерського обліку
Finance Department
Фінансовий відділ
Wage and Salaries Payments Department
Відділ організації оплати праці
Economic PlanningDepartment
Планово-економічний відділ
Director on Marketing Issues
Директор з маркетингу
Deputy Director on Marketing Issues
Заступник директора з маркетингу
Deputy Director on Marketing Issues
Заступник директора з маркетингу
Energy Consumption Supervision Department
Служба енергонагляду
WEM Operations and Centrally Arranged Settlements Department
Відділ по роботі з ОРЕ і централізованих розрахунків
Energy Supply Department
Служба збуту енергії
Distribution and Control Department
Відділ розподілу і контролю
Information Technologies Department
Відділ інформаційних технологій
Analytical Department
Аналітичний відділ
Marketing Research and Methodology Department
Відділ маркетингових досліджень та методології
Executive Director on Distribution Networks
Виконавчий диретор по розподільчих мережах
Deputy Executive Director on Distribution Networks
Заступник виконавчого директора по р/м
Deputy Executive Director o Distribution Networks
Заступник виконавчого директора по р/м
Distribution Networks Automation Service
Служба автоматизації розподільчих мереж
Distribution Networks Department
Служба розподільчих мереж
Design and Construction Bureau
Проектно-конструкторське бюро
Separated Divisions - District Electricity Distribution Networks
Відособлений структурний підрозділ РЕМ (22)
Separated Division - Northern High Voltage Networks
Відособлений структурний підрозділ- північні високовольтні системи
Separated Division - Southern High Voltage Networks
Відособлений Структурний Підрозділ- Південні Високовольтні Системи

ORGANISATIONAL FRAMEWORK OF OJSS ESC "KHMELNITSKOBLENERGO"



Auditing Committee
Ревізійна комісія
Executive Director on Staff, Welfare and Social Issues
Виконавчий директор по кадрах, побуту і соціальних питаннях
Deputy General Director on Labour Safety Issues
Заступник генерального директора з охорони праці
Administrative Department
Адміністративно-господарський відділ
Quality Control Department
Відділ управління якістю
Guard Service
Служба охорони
Economic Safety Service
Служба економічної безпеки
Legal Department
Відділ правового забезпечення
Auditing Department
Контрольно-ревізійний відділ
Clerical Office
Канцелярія
Securities Department
Відділ цінних паперів
Civil Defence Office
Штаб цивільної оборони
Secret Service Office
Спецчастина
Director on Commercial Issues
Комерційний директор
Commercial Department
Комерційний відділ
Mechanical Means and Vehicles Service
Служба механізації і транспорту
Deputy General Director on Capital Construction
Заступник генерального директора з капітального будівництва
Capital Construction Department
Відділ капітального будівництва
Separated Divisions - Starosiniavka CRW
Відособлений структурний підрозділ Старосинявський ЦЦР
Staff Department
Відділ кадрів
SSD H&RC "Apple Orchard"
ВСП ЛОК "Яблуневий сад"
Training Centre
Навчально-курсовий комбінат
Labour Safety Service
Служба охорони праці

БІЗНЕС-ОПИС

Особливості умов функціонування електроенергетики - постійне і безперебійне, збалансоване виробництво та споживання електричної енергії в об'єднаній енергетичній системі України - визначають основні реалії ВАТ ЕК "Хмельницькобленерго".

Діяльність ВАТ ЕК "Хмельницькобленерго", яка є учасником оптового ринку електричної енергії України (Енергоринку), полягає в купівлі електричної енергії з метою продажу її споживачам за регульованими тарифами на підставі укладених договорів за допомогою технічних засобів - місцевих електричних мереж.

Механізм фінансування та розрахунків на оптовому ринку електроенергії визначається Законом України "Про електроенергетику" та відповідними постановами Національної комісії з питань регулювання електроенергетики (НКРЕ), згідно яких кошти від споживачів надходять на поточний рахунок зі спеціальним режимом використання (розподільчий рахунок) і в подальшому за алгоритмом - на рахунок Енергоринку за куповану електроенергію та частина на поточний рахунок Компанії. Алгоритм перерахування затверджується щомісяця НКРЕ в залежності від рівня оплати за електроенергію та виконання нормативів технологічних витрат і становить для ВАТ ЕК "Хмельницькобленерго" в середньому 35%.

ДИНАМІКА ОСНОВНИХ ТЕХНІКО-ЕКОНОМІЧНИХ ПОКАЗНИКІВ ПО ВАТ ЕК "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" ЗА 1997-2004

MAIN TECHNICAL AND ECONOMIC INDICATORS OF JSS ESC "KHMELNITSKOBLENERGO" IN 1997-2004



Тис. кВт. год
000' kWt/h
300000
250000
200000
150000
100000
50000
0
2000
2001
2002
2004
271170
124221
104184
Товарна продукція е/е
Electricity Sales Revenue
Собівартість е/е
Cost of Electricity Purchased from SE 'Energymarket'
Вартість купованої продукції
Cost of Electricity Purchased from Other Small Electricity Producers
Постійні витрати
Cost of Electricity Purchased from Other Small Electricity Producers

Тому основним джерелом фінансування поточної діяльності Компанії є надходження коштів від реалізації електроенергії, у зв'язку з чим, пріоритетними завданнями для поповнення обігових коштів є забезпечення 100% і більше розрахунків за електроенергію, зменшення собівартості, зокрема, постійних витрат, зменшення понаднормативних витрат електроенергії.

Результати господарської діяльності Компанії залежать не тільки від роздрібних та оптових цін на куповану електроенергію на Енергоринку, але й навантаження на енергосистему, наявності палива на генеруючих станціях, платоспроможності споживачів, стану розвитку

BUSINESS PERFORMANCE

Peculiarities of conditions under which electric energy sector operates including constant, trouble-free and balanced generation and supply of electricity in the Interconnected Energy System of Ukraine determine business practice applied by OJSS ESC "Khmelnitskoblenergo".

Main operations of the Company which is the member of the Wholesale Electricity Market of Ukraine (Energymarket) comprise purchase of electricity for a purpose of its supply to electricity customers at regulated tariffs via technical facilities - local electricity distribution networks in compliance with provisions of concluded contracts.

Procedures of settlements in the Energymarket are determined by the Law of Ukraine "On Electric Energy Sector" and by relevant decrees approved by the National Electricity Regulatory Commission (NERC). In accordance with provisions of the above mentioned legislative and regulatory acts funds paid by customers for consumed electricity are transferred to special (distribution) account of the Company and are subject of allocation according to percentages approved by the NERC between the Company (to be transferred to the Company's current account) and Energymarket (to be transferred to special account of SE "Energymarket"). NERC approves percentages of funds' allocation monthly depending on collection rate and electricity losses of Khmelnitskoblenergo. For the Company percentage of funds' allocation to its current account on the average amounts to 35%.

Thus, the main source of financing of the Company's current operations is funds earned due to electricity supply. Therefore, the priority task for the Company in order to provide adequate current financing is securing at least 100% rate of collection for supplied electricity, reduction of cost including fixed ones and of above-normative electricity losses.

Results of the Company's business operations depend

народного господарства в області, технічного стану основних засобів виробничого призначення.

Головна мета діяльності - це отримання прибутку, проведення політики максимального збору грошових коштів за відпущену продукцію, від чого залежить дохідність Компанії, розмір наявних обігових коштів, які формуються згідно діючого алгоритму розрахунків поверненням частини коштів із спецрахунків при оплаті за спожиту електроенергію, а також стабільність у виплаті заробітної плати працівникам, платежів до бюджету та використання коштів на відновлення основних засобів. При умові 100% оплати купованої електроенергії за правилами Енергоринку Компанія може отримати до 40% коштів від оплаченої продукції на свої поточні рахунки.

Обрано і використовується метод диверсифікації бізнесу, це - освоєння нових та розширення інших видів господарської діяльності згідно отриманих ліцензій, ефективного використання фінансових інструментів, зокрема, кредитних ресурсів, оптимізація податкових виплат, реструктуризація боргів, що дає можливість залучення додаткових коштів.

До основних видів продукції енергопостачальної компанії "Хмельницькобленерго" відносяться послуги з передачі та постачання електричної енергії споживачам Хмельницької області.

Товарна продукція у порівнянні з минулим періодом (три роки) наведена нижче:

2002 рік: **постачання електричної енергії власного споживання -**
1402,89 млн.кВт.г - 226113 тис.грн.
передача електричної енергії (транзит) -
63,40 млн.кВт.г - 1804 тис.грн.

2003 рік: **постачання електричної енергії власного споживання -**
1434,34 млн.кВт.г - 243248 тис.грн.
передача електричної енергії (транзит) -
44,77 млн.кВт.г - 2185 тис.грн.

2004 рік: **постачання електричної енергії власного споживання -**
1481,86 млн.кВт.г - 265020 тис.грн.

СТРУКТУРА КОРИСНОГО ВІДПУСКУ ЕЛЕКТРОЕНЕРГІЇ ВАТ ЕК "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" ЗА 2004 РІК

COMPOSITION OF ELECTRICITY USEFUL OUTPUT OF JSS ESC "KHMELNITSKOBLENERGO" IN 2004



Транзит
5%
Electricity
Transit Total
Інші ліцензіати
2%
Other Electricity
Distribution Companies
Населені пункти
6%
Residential Localities
Промисловість
750кВа і вище
28%
Industry
(750 kVA and above)
Населення
28%
Residential
Customers
Промисловість до
750кВа
11%
Industry
(up to 750 kVA)
Сільськогосподарські виробники
5%
Agricultural
Customers
Непромислові споживачі
13%
Non-Industrial
Customers
Електричний міський транспорт
1%
Electrified
Public Transport

not only on electricity retail tariffs and wholesale market price at which electricity is purchased from Energymarket, but also on energy system load, availability of fuel at power generation plants, paying capacity of customers, condition of economy of Khmelnitskiy Region, technical condition of production purpose fixed assets owned by the Company.

Main targets that the Company pursues when performing its business activity are earning profits and maximization of cash collection from electricity customers that is crucial factor in provision of the Company's profitability, availability of necessary funds that are formed at the expense of allocation of funds from the Company's special account, stable wage payments to the Company's employees, budget payments and availability of funds necessary to replace depreciated fixed assets of the Company. If the Company pays in full in compliance with payment procedures determined by the rules of the wholesale electricity market, the Company is entitled to obtain to its current accounts up to 40%-share of the funds transferred by its customers to the Company's special account.

The Company chose and tended to implement the course of action aimed at diversification of business. The actions in this direction taken by the Company include exploration of new and expansion of existing business activities in compliance with provisions of obtained licensees, efficient utilization of financial assets in particular obtaining of credits, optimization of tax payments, restructuring of debts that enable the Company to attract additional funds.

Main services provided by the Company are electricity distribution and supply to the customers located in Khmelnitskiy Region.

Statistics on electricity distribution and supply for the past three years is presented below:

2002: **electricity supply to own customers -**
1402,89 mln kWh - 226113 thousand ryvnias;
electricity transmission (transit) -
63,40 mln kWh - 1804 thousand hryvnias.

2003: **electricity supply to own customers -**
1434,34 mln kWh - 243248 thousand hryvnias;
electricity transmission (transit) -
44,77 mln kWh - 2185 thousand hryvnias.

передача електричної енергії (транзит) -
85,33 млн.кВт.г - 4451 тис.грн.

Відмічено збільшення корисного відпуску електричної енергії у 2004 році порівняно з 2003 роком при зменшенні надходження в електромережу, що пов'язано із позитивним фактором зменшення технологічних витрат електроенергії. В минулі роки існувала зворотня тенденція зменшення корисного відпуску електроенергії при збільшенні надходження.

Товарна продукція у вартісному виразі має також тенденцію до збільшення завдяки росту корисного відпуску та незначним коливанням роздрібних тарифів.

Треба відмітити, що корисний відпуск електроенергії і, відповідно, товарна продукція залежать також від сезонних змін: в осінньо - зимовий сезон збільшується споживання електроенергії та навантаження на енергосистему, посилюється фактор дефіциту та відключень.

Перспектива збільшення товарної продукції Компанії вирішується завдяки отриманню 100 % і більше оплати за електроенергію, особливо - підвищення оплати наступними категоріями: побутовими споживачами, підприємствами житлово-комунального господарства, організаціями державного бюджету та сільгоспспоживачами. Крім того, збільшення корисного відпуску електроенергії намічається здійснювати за рахунок зменшення технологічних витрат електроенергії та освоєння нових видів діяльності у сфері надання послуг, в тому числі супутніх комунальним.

За 2004 рік невиконаних договорів по основних видах діяльності із суб'єктами господарювання та фізичними особами немає. При постачанні електроенергії окремими споживачами не виконуються умови договорів щодо своєчасності та повноти розрахунків за електроенергію, трапляються випадки перевищення договірних величин електроспоживання та граничних величин споживання електричної потужності. З боку Компанії приймаються заходи контролю та поліпшення стану оплати із застосуванням в необхідних випадках мір по обмеженню постачання електроенергії та відключенню електроустановок.

2004: **electricity supply to own customers** -
1481,86 mln kWh - 265020 thousand hryvnias;
electricity transmission (transit) -
85,33 mln kWh - 4451 thousand hryvnias.

Electricity output increased in 2004 comparing 2003 and was accompanied by reduction in electricity intake into the networks that was caused by decrease in electricity technological losses. In the previous years opposite trend took place of decrease of electricity useful output accompanied by increased intake of electricity into the networks.

Electricity sales tends to grow due to in crease in electricity useful output and inconsiderable fluctuations of retail tariffs.

It worth to be also noted that electricity useful output and therefore electricity sales of the Company also depends on seasonal changes: in autumn and winter seasons electricity consumption and system load grow that causes increase in electricity shortage and cut-offs.

Prospective increase in the Company's electricity sales can be secured via attainment of 100% electricity payments collection rate that can be provided at the expense of increase in payments for electricity from such consumer groups as residential customers, utilities, entities financed from the state budget and agricultural consumers. In addition increased electricity useful output is planned to be secured via reduction of electricity technological losses and introduction of new business activities in the field of provision of services including those accompanying utility ones.

In 2004 the Company fulfilled all its obligations stipulated by the provisions of the contracts concluded with the Company's counterparts including legal entities and individuals. Some of the Company's customers did not fulfill their contract obligations with regard to provision of full and timely payments for consumed electricity, exceeded electricity load margin stipulated by the contracts and fixed limits. The Company undertakes measures to control and improve collection rate for consumed electricity including application, if necessary, of limitation of electricity consumption and cutting off of consumers' energy devices.

ПОНАДНОРМАТИВНІ ВТРАТИ ЕЛЕКТРОЕНЕРГІЇ В МЕРЕЖАХ ВАТ ЕК "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" ЗА 2000-2004РР

ABOVE-NORMATIVE LOSSES IN NETWORKS OF JSS ESC "KHMELNITSKOBLENERGO" IN 2000-2004


300,000
250,000
200,000
150,000
100,000
50,000
0
Млн. кВт. год
Mln. kWt/h
166,700
262,000
204,414
164,205
103,614

ІНФОРМАЦІЯ ПРО ОСНОВНІ РИНКИ ЗБУТУ ТА ОСНОВНИХ КЛІЄНТІВ

ВАТ ЕК "Хмельницькобленерго" забезпечує електроенергією споживачів Хмельницької області на підставі відповідних ліцензій за договорами на використання електроенергії із суб'єктами господарської діяльності та фізичними особами - побутовими споживачами.

До основних споживачів електроенергії Компанії належать:

- промислові споживачі - 37,3%
- побутові споживачі - 27,2 %
- житлокомунгосп - 10,7%
- сільськогосподарскі споживачі - 4,8%.

INFORMATION ON MAIN MARKETS AND CUSTOMERS

OJSS ESC "Khmelnitskoblenergo" supplies electricity to consumers located in Khmelnitskiy Region in compliance with provisions of licenses on different activities and contracts on electricity utilization concluded with entities performing entrepreneurial activity and individuals - residential customers.

Main electricity customers of the Company are as follows:

- industrial customers - 37,3%
- residential customers - 27,2 %
- utilities - 10,7%
- agricultural customers - 4,8%.

Коротка характеристика основних споживачів, потенційних клієнтів та найбільш перспективних клієнтів ВАТ ЕК "Хмельницькобленерго"

Potential Customers and Most Advantageous Customers of JSS ESC "Khmelnitskoblenergo"

№ / #	Назва споживача/Customer	Фактичне споживання електричної енергії за 2004р. тис.кВтгод Actual electricity consumption in 2004, 000' kWh	Відсоток в загальному електро-споживанні області % Percentage of total electricity consumption in the region, %
1	Населення / Residential customers	456781	28,7
2	Промисловість / Industrial customers, total	630797	39,6
	в т.ч./ including		
2.1.	АТ "Подільський цемент"/Podilskiy Tsement JSC located in KamianetsPodilskiy city (cement production)	213637	13,4
2.2.	ВП "Хмельницька атомна станція" / SD "Khmelnitskaya Nuclear Power Station"	40476	2,5
2.3.	КП "Міські електричні мережі" / CE "Local Networks"	19228	1,2
2.4.	ВАТ "Славутський солодовий завод"/ Slavutskiy Solodoviy Zavod JSC	18142	1,1
2.5.	МУ "Хмельницькелектроавтотранс"/Khmelnitskelektroavtotrans (electrified transport)	16861	1,1
2.6.	Славутський комбінат "Будфарфор" / Slavutskiy Kombinat "Budfarfor"	13785	0,9
2.7.	ВАТ Понінківський картоно-паперовий комбінат / JSS "Poninkivskiy cardboard and paper manufacturing factory"	12284	0,8
3	Сільгосподарські споживачі / Agricultural Customers	74810	4,7
	Всього/Total	**1162388**	**73,0**

Крім того, по місцевих електромережах Компанії здійснюється передача електроенергії незалежними постачальниками в обсязі 6,9 % корисного відпуску електроенергії.

Відповідно до вимог Закону України "Про електроенергетику" від 06.07.2000 р., а також комплексу заходів, запроваджених Компанією для поліпшення стану опла-

In addition the Company performs transit of electricity owned by independent supplies through electricity distribution networks owned by the Company amounting to 6,9 % of the Company's electricity useful output.

In compliance with requirements of the Law of Ukraine "On Electric Energy Sector" as of July 6, 2000, and also due to measures implemented by the Company in 2004 so as to improve cash collection for electricity from debtors the

ДИНАМІКА НАДХОДЖЕННЯ ЕЛЕКТРОЕНЕРГІЇ В МЕРЕЖІ ВАТ ЕК "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" ЗА 2001-2004 Р.Р.

FLOW OF ELECTRICITY TRANSMITTED INTO ELECTRICITY NETWORKS OF JSS ESC "KHMELNITSKOBLENERGO" IN 2001-2004



Млн.кВт.год
mln kWh
2500
2250
2000
1750
1500
1250
1000
750
500
250
0
2 250.3
2 089.3
2 065.9
2 076.6
134.73
71.97
58.08
110.36
2001
2002
2003
2004
ТВЕ
Транзит е/е та компенсація ТВЕ інш. ліцензіатів
Корисний відпуск власним споживачам
Technological electricity losses
Electricity transit and compensation of electricity losses of other electricity distribution companies
Useful output to own customers

ти грошовими коштами за електроенергію споживачами-боржниками, в 2004 році оплата реалізованої товарної продукції становила 334102 тис.грн. або 102,7 % загального обсягу товарної продукції, що більше порівняно з 2003 роком.

Постачання електричної енергії споживачам відбувається за регульованими тарифами. Тарифну політику проводить Національна комісія з питань регулювання електроенергетики (НКРЕ). За діючою методикою затвердження роздрібних тарифів НКРЕ не враховуються особливості функціонування конкретних регіональних енергосистем, що приводить до зростання рівня тарифів по регіонах, які відрізняються великою розгалуженістю електромереж та, порівняно з промисловими регіонами, - меншими обсягами споживання. Тому Компанія з метою захисту інтересів споживача проводить пошуки шляхів зменшення роздрібних тарифів, одним з яких є пропозиція встановлення єдиних роздрібних тарифів на електроенергію по категоріях споживачів за рахунок диференціювання закупівельної ціни.

До основних дебіторів (боржників) за електроенергію станом на 01.01.2005 р. відносяться:

- сільськогосподарські споживачі - 28995 тис.грн.
- житлокомунгосп - 27132 тис.грн.
- промислові споживачі - 10437 тис.грн.
- населення - 7545 тис.грн.
- державний бюджет - 5414 тис.грн.
- інші споживачі - 3542 тис.грн.

Company collected payments for supplied electricity amounting to 334102 thousand hryvnias or 102,7% of total electricity sales in 2004 that exceeded funds collected for consumed electricity in 2003.

The Company supplies electricity to customers at regulated tariffs. The state body that is responsible for tariff policy is the National Electricity Regulatory Commission (NERC). The currently effective methodology does not take into consideration peculiarities of operation of different regional energy systems that causes increase in tariff levels in the regions where there are extended networks and customers that consume less electricity in comparison with consumers located in industrial regions. That's why the Company in order to protect the interests of electricity customers is looking for the ways to decrease retail electricity tariffs. Within these efforts the Company moved a proposal to set unified electricity retail tariffs differentiated by categories of consumers via differentiation of electricity wholesale purchase price.

Main electricity debtors of the Company as of January 1, 2005 were as follows:

- agricultural customers - 28995 thousand hryvnias
- utilities - 27132 thousand hryvnias
- industrial customers - 10437 thousand hryvnias
- residential customers - 7545 thousand hryvnias
- state budget - 5414 thousand hryvnias
- other categories of customers - 3542 thousand hryvnias.

ІНФОРМАЦІЯ ПРО КОНКУРЕНЦІЮ НА РИНКУ

ВАТ ЕК "Хмельницькобленерго" займає монопольне (домінуюче) становище на сегменті ринку електричної енергії, їй належить 93,1 % загального обсягу електропостачання у Хмельницькій області.

У 2004 році відбулось збільшення частки продажу на сегменті ринку інших ліцензіатів порівняно з 2003 роком, до яких відноситься ДТГО "Південно-Західна залізниця" і яка є основним конкурентом, хоча її частка на ринку становить 5,4 %.

Незалежними постачальниками, які здійснюють 1,5% обсягу продаж на даному ринку, є підриємство "Кам'янець-Подільськтеплокомуненерго", ТОВ "Торговий дім Газенерго"та ЗЕА "Новосвіт".


ХМЕЛЬНИЦЬКОБЛЕНЕРГО

INFORMATION ON MARKET COMPETITION

OJSS ESC "Khmelnitskoblenergo" takes monopolistic (dominating) position on the electricity market. The Company performs 93,1 % of total electricity supply in Khmelnityskiy Region.

In 2004 the Company's competitors increased their market share comparing 2003. The main Company's competitor is State Enterprise "Southern-Western Rail Road" whose market share is currently equal to 5,4 %.

Independent suppliers performing 1,5% of the regional electricity supply are Kamianets-Podilsktepolokomunenergo Communal Enterprise, Trading House "Gazenergo" LTD, and Novosvit CJSS.

Структура корисного відпуску електроенергії за 2001-2004 ВАТ ЕК "Хмельницькобленерго"

Composition of electricity useful output of OJSS ESC "Khmelnitskoblenergo" by groups of customers in 2001-2004


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Корисний відпуск електроенергії
Electricity useful output to own customers
8,4%
8,5%
23,0%
1,1%
12%
25,4%
4,3%
8,8%
27,3%
1,1%
12,3%
26,3%
3,0%
7,7%
29,2%
1,2%
11,9%
28,6%
5,4%
6,4%
29,1%
1,1%
11,1%
29,2%
2001
2002
2003
2004
Промисловість (750 кВа і вище)
Industry (750 kVA and above)
Промисловість до 750 кВа і вище
Industry (up to 750 kVA)
Електриф. залізничний тр-т.
Electrified Railroad Transport
Електричний міський транспорт
Electrified Public Transport
Непромислові споживачі
Non-Industrial Customers
Сільськогосподарські виробники
Agricultural Customers
Населення
Residential Customers
Населені пункти
Residential Localities
Транзит
Electricity Transit

ОПЕРАТИВНА ДІЯЛЬНІСТЬ

Система постачання та передачі електроенергії споживачам здійснюється згідно чинного законодавства: Закону про електроенергетику, Умов та правил ліцензованої діяльності, Правил користування електроенергією, Правил улаштування електроустановок, інших нормативних документів та носить трьохступінчатий характер:

- **I ступінь** - *надходження електроенергії в електромережі Компанії по лініях зв'язку із сусідніми областями;*
- **II ступінь** - *надходження електроенергії в райони електромереж по лініях зв'язку із сусідніх районів;*
- **III ступінь** - *відпуск електроенергії споживачам.*

Для комерційного обліку електроенергії на I ступені використовуються прилади обліку електроенергії, які в основному представлені електронними лічильниками класу точності 0,5.

Комерційний облік електроенергії на II ступені ведеться приладами обліку електроенергії, з них 80 % - електронні лічильники класу точності 0.5; решта - індукційні -класу точності 2.0.

Для комерційного обліку електроенергії на III ступені використовуються біля 600 тис. одиниць приладів обліку, у складі яких поступово збільшується питома вага електронних приладів обліку класу точності 0.5 та 1.0, а також автоматизована система комерційного обліку електроенергії (АСКОЕ) на базі інтелектуальних лічильників електроенергії.

Інформація по споживанню електроенергії на рівні I та II ступенів передається черговим персоналом підстанцій тричі на місяць з подальшим контрольним зняттям показників приладів обліку персоналом оперативної диспетчерської служби (ОДС) та метрологічних служб високовольтних електромереж.

Крім того, персоналом розрахункової групи централь-

OPERATION ACTIVITY

Electricity supply to the customers and transit are performed in compliance with provisions of effective legislation: the Law of Ukraine "On Electric Energy Sector", Conditions and Rules of Licensed Activity, Rules of Electricity Utilization, Rules of Laying Out of Electric Devices, other normative documents within the three stages:

- **I stage** - *electricity is transferred into the Company's electricity networks via electricity networks connecting the Company with neighbouring regions;*
- **II stage** - *electricity is transferred into the district electricity networks via electricity networks connecting neighbouring districts;*
- **III stage** - *electricity is supplied to the customers.*

For commercial electricity metering within the I-st stage metering devices represented by meters with accuracy rating of 0,5 are mainly used.

Commercial electricity metering within the II-nd stage is secured by electricity meters of which 80% are electricity meters with accuracy rating of 0,5 and the remaining meters are induction ones with accuracy rating of 2,0.

Commercial electricity metering within the III-rd stage is secured by about 600 thousand units of meters among which there increases the share of ones whose accuracy rating varies from 0,5 to 1,0 and also by automatic system of commercial electricity metering (ASCEM) built on the basis of intellectual electricity meters.

Information on electricity consumption within I-st and II-nd stages is reported by duty staff of substations three times a month with its following verification via reading information from meters by the staff of operative dispatch department (ODD) and metrology division of high voltage departments.

In addition, the staff of central dispatch division each

РЕАЛІЗАЦІЯ ЕЛЕКТРОЕНЕРГІЇ ВАТ ЕК "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" ЗА 2002-2004 Р.Р.

ELECTRICITY SALES OF JSS ESC "KHMELNITSKOBLENERGO" IN 2002-2004



400000
350000
300000
250000
200000
150000
100000
50000
0
Тис. грн.
000' hryvnias
274815
266015
201016
188474
296641
297997
202146
202099
325405
334102
225319
228168
2002
2003
2004
Товарний відпуск е/е споживачам
Вартість покупної ел. ен.
Оплата використаної ел.ен. споживачам
Перераховано за куповану ел.ен.
Revenue from Electricity Sales
Receipts for Consumed Electricity from Customers
Cost of Purchased Electricity
Payments for Purchsed Electricity

ної диспетчерської служби (ЦДС) Компанії щомісяця прораховується баланс по надходженню та відпуску електроенергії по I та II ступеням системи комерційного обліку. Структура управління режимами здійснюється через оперативно - диспетчерські служби централізовано, прийом та обробка оперативної диспетчерської телеметричної інформації відбувається з використанням корпоративної мережі, система телевимірів, телесигналізації та диспетчерського телекерування об'єктів підстанцій базується на комплексі "Граніт".

Інформація системи комерційного обліку Компанії на III ступені передається в служби маркетингу шляхом надання звітів по споживанню електроенергії промисловими та сільськогосподарськими споживачами.

В Компанії розроблена Концепція побудови системи контролю споживання електричної енергії з використанням електронного зв'язку та сучасного програмного забезпечення. Власними силами розроблені та запроваджені програмні комплекси "Абон-Юр" та "Абон-Н", які дають можливість отримання оперативного та достовірного обліку відпуску та оплати електроенергії по конкретних споживачах.

Удосконалюється робота із побутовими споживачами (населенням), де поширюється перехід на розрахунки за електроенергію згідно виписки рахунків за даними електронного обліку.

Контроль за достовірністю переданих даних ведеться персоналом Дирекції з маркетингу Компанії.

Роботи по заміні індукційних лічильників класу точності 2,0 на електронні класу точності 0,5 - 1,0 та впровадженню АСКОЕ продовжуються у відповідності до довгострокової Інвестиційної програми розвитку та відновлення електромереж на 2005-2009 роки, погодженою з Мінпаливенерго України, НКРЕ та затвердженою Наглядовою радою.

З метою зниження навантаження електроспоживання, особливо в години "пік", та недопущення непередбачених відключень електроенергії діють графіки:

- обмежень по електричній схемі;
- обмежень по потужності;
- аварійних відключень по 10 чергах;
- спеціальних аварійних відключень.

Служба енергонагляду постійно проводить обстеження надійності електропостачання, відповідності схем живлення категорійності струмоприймачів, визначення величин аварійної та технологічної броні, резервних джерел живлення, режимів електроспоживання та потужності, компенсації реактивної енергії та інше.

month calculates balance on electricity input and output within the I-st and II-nd stages of commercial electricity metering. Control of modes is executed centrally via operative and dispatch divisions. Operative dispatch telemetry information is collected and processed via corporate network. System of telemetry, supervisory indication and dispatch telecontrol of substations are based on the system "Granite".

Information collected by the system of electricity commercial metering within the III-rd stage is transferred to the marketing divisions via submission reports on electricity consumption by industrial and agricultural customers.

The Company developed the Concept of building up the system of control over electricity consumption with utilization of electronic communication system and modern software. Via its own efforts the Company developed and introduced computer systems "Abon-Yur" (for non-residential customers) and "Abon-N" (for residential customers) which enable to perform quick and reliable metering of supplied electricity and collected payments for electricity from individual electricity consumers.

The Company improves procedures of providing services to residential customers in particular by introduction of electricity settlements procedures with utilization of the bills composed on the basis of data collected by electricity electronic meters.

Control over reliability of transferred data is performed by the staff of the Direction on Marketing Issues of the Company.

Replacement of induction meters with accuracy rating of 2,0 with electronic ones with accuracy rating of 0,5 - 1,0 and introduction of ASCEM are measures that are currently performing in compliance with provisions of the long-term Investment Program on Development and Rehabilitation of Electricity Transmission Networks of OJSS ESC "Khmelnitskoblenergo" for 2005-2009 approved by the Ministry of Fuel and Energy of Ukraine and the NERC and adopted by the Company's Supervisory Board.

In order to reduce electricity demand especially during peak hours and prevent unscheduled cutoffs the following schedules of electricity supply limitation were introduced:

- schedule of limitation depending on electric circuit;
- schedule of limitation depending on capacity;
- schedule of emergency cutoffs that provides division of all customers into 10 groups of priority;
- schedule of special emergency cutoffs.



The department on control over energy utilization constantly performs supervision over reliability of energy supply, conformity of feeding systems and category of electric devises, correctness of determination of emergency and technological capacity reserve, backup energy supply sources, electricity and capacity utilization modes, compensation of reactive electricity and so on.

ФІНАНСОВА ДІЯЛЬНІСТЬ

Фінансова звітність Компанії, бухгалтерський та податковий облік відповідають нормам діючого законодавства в частині дотримання положень національної системи обліку, а саме: Закону України "Про бухгалтерський облік та фінасову звітність в Україні", Положень (стандартів) бухгалтерського обліку, податкового законодавства.

ДИНАМІКА ЧИСТОГО ПРИБУТКУ ПО ВАТ ЕК "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" ЗА 2000-2004 Р.Р.

NET INCOME OF JSS ESC "KHMELNITSKOBLENERGO" IN 2000-2004


10000
5000
0
-5000
-10000
-15000
-20000
-25000
Тисяч грн.
000' hriven
5350
537
562
2002
2003
2004
-2507
-22969
Чистий прибуток.
Net Income

Бухгалтерська, податкова та інша фінансова звітність виконуються із забезпеченням єдиних методологічних засад, складанням і наданням звітності у встановлені строки. При відображенні господарських операцій використовується робочий План рахунків першого, другого та третього порядків. Форма обліку - журнально-ордерна (автоматизована).

Для підтвердження достовірності фінансової звітності щорічно проводяться перевірки незалежною аудиторською фірмою, а з метою забезпечення достовірності даних бухгалтерського обліку і звітності - інвентаризація майна і фінансових зобов'язань відповідно до Інструкції з інвентаризації основних засобів, нематеріальних активів, товарно-матеріальних цінностей, грошових коштів і документів та розрахунків, затвердженої Міністерством фінансів України від 11.08.1994 р.

При зарахуванні на баланс основні засоби, запаси, дебіторська та кредиторська заборгованість оцінюються за первісною вартістю. Облік основних засобів, починаючи з 1992 року, ведеться за фактичними витратами на їх придбання, доставку, встановлення, спорудження та виготовлення з урахуванням індексацій згідно рішень Кабінету Міністрів у зв'язку з інфляцією. Індексацію балансової вартості основних фондів проведено на підставі затверджених в установленому порядку індексів. У 2004 році проведена дооцінка основних засобів за справедливою вартістю, що привело до їх збільшення майже у 2 рази. Аналітичний облік основних засобів ведеться на інвентарних картках.

Нарахування амортизації основних засобів у 2004 році здійснювалось згідно норм податкового законодавства на залишкову вартість на початок звітного періоду:

FINANCIAL ACTIVITY

Financial reporting, accounting and tax recording systems applied by the Company correspond to provisions of existing legislation in context of securing of their consistence with provisions of the national system of accounting including the Law of Ukraine as of July 16, 1999 "On Accounting and Financial Reporting in Ukraine", Provisions (Standards) of Accounting, tax legislation. Accounting, tax and other statements are composed based on unified methodology of composing and submitting of statements and are composed and submitted in time. Accounting records of business operations are kept on the basis of the chart of accounts consisting of accounts of the first, the second and the third level. Accounting process is automated.

To prove reliability of financial statements the Company annually initiates audit of its accounting statements which is performed by independent audit firm, to provide reliability of accounting records and statements - stocktaking of its stock and financial liabilities in compliance with provisions of Regulation on Procedures of Stocktaking of Fixed Assets, Intangible Assets, Stock, Cash, Documents and Settlements approved by the Decree of the Ministry of Finance of Ukraine as of November 11, 1994.

When recognising the asset fixed assets, stock, receivables and payables are recorded at their acquisition cost. Fixed assets are accounted at the actual cost of their purchase, delivery, instalment, construction and production with taking into account revaluations that took place in compliance with decrees of the Cabinet of Ministers starting from 1992 and were caused by inflation. Revaluations of the accounting value of the fixed assets were performed by means of application of approved indexes. In 2004 revaluation of fixed assets was performed to provide conformity between their accounting and actual value. After revaluation accounting value of the fixed assets doubled. Analytical records of fixed assets are performed with the use of inventory tags.

Fixed assets were depreciated in 2004 in compliance with provisions of tax legislation on the basis of their residual value as of the beginning of the reporting period:

- будівлі і споруди - 8%;
- транспорт - 40%;
- машини та устаткування - 24%;
- електронно-обчислювальна техніка та програмне забезпечення - 60%.

Протягом 2004 року надійшло основних засобів на суму 19376 тис.грн., з них за рахунок придбання - 7306 тис.грн.

Вибуло основних засобів - на суму 1217 тис.грн.

Заробітна плата в Компанії нараховується за тарифними ставками (окладами) у відповідності з умовами Колективного договору, галузевою угодою та організаційно-розпорядчими документами. Встановлені доплати та надбавки до тарифних ставок та посадових окладів працівників Компанії відносяться на рахунок собівартості.

Дохід від реалізації продукції (електроенергії) визначається методом нарахувань при її відвантаженні (відпуску).

Дохід відображається одночасно зі збільшенням активу, що зумовлює зростання власного капіталу після оформлення актів про виконання робіт.

Витрати відображаються в балансі одночасно зі зменшенням активів або збільшенням зобов'язань, а у Звіті про фінансові результати - одночасно із доходами, для отримання яких вони понесені. Затверджено перелік і склад статей калькулювання виробничої собівартості продукції (робіт, послуг).

Довгострокові інвестиції на суму 56 тис. грн. в частки статутного капіталу інших підприємств - ВАТ "Укренергореєстр" та ЗАТ "Хмельницькенергоцукор" - відображені за номінальною вартістю (собівартість).

Зовнішні інвестиції в активи підприємства не залучались.

В Компанії нараховується і сплачується консолідований податок на прибуток з урахуванням податкової інформації від відособлених структурних підрозділів. Базою оподаткування податку на додану вартість є операції з продажу товару, виходячи з його договірної (контрактної) вартості за регульованими цінами (тарифами).

Annual fixed assets depreciation rates were as follows:
- for buildings and erections - 8%;
- for vehicles - 40%;
- for equipment and devices - 24%;
- for computer devices and software - 60%.

In 2004 new fixed assets were put into operation totalling to 19376 thousand hryvnias including those put into operation via purchase - 7306 thousand hryvnias.

In 2004 fixed assets amounting to 1217 thousand hryvnias were put out of operation.

Salaries in the Company are charged based on tariff rates in compliance with provisions of the Company Labour Contract, Industry Labour Contract and other relevant documents. There are premiums and additional payments to the Company's employees treated as the Company's self-cost.

Receipts from electricity sale are recognized on accretion basis at the time of electricity output.

Income is acknowledged simultaneously with increase in assets that causes increase in equity after execution of completion of works.

Cost items are recorded in the balance sheet simultaneously with decrease in assets or increase in liabilities and in the Income Statement - simultaneously with income for obtaining of which they were incurred. There are approved the list of cost items and expenses to be recorded under specific cost items.

Long-term investments representing corporate rights in other legal entities Ukrenergoreestr JSS and Khmelnitskenergotsukor CJSS amounting to 56 thousand hryvnias are recorded at their face value (acquisition cost).

The Company did not attract investments form external sources to form its assets.

The Company charges and pays consolidated profit tax based on information provided by the Company's separated divisions. Tax base for charging of VAT is electricity sales at regulated tariffs.

СТРУКТУРА ПОСТІЙНИХ ВИТРАТ ПО ВАТ ЕК "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" ЗА 2004 Р.

COMPOSITION OF FIXED COST OF JSS EC "KHMELNITSKOBLENERGO" IN 2004



Сировина та допоміжні матеріали
Витрати на оплату праці з нарахуваннями
Інші грошові витрати
Енергія зі сторони
Амортизація основних фондів



9%
17%
2%
21%
51%
Raw and Accessory Materials
Labor Cost and Social Deductions
Other Cost
Purchased Electricity
Depreciation

Структура капіталу ВАТ ЕК "Хмельницькобленерго" становить:
- 62,5 % - власний капітал, в т.ч. 7,2% - Статутний капітал у вигляді простих іменних акцій
- 37,4 % - поточні зобов'язання

Composition of the Company's equity is as follows:
- 62,5 % - own capital including 7,2% - ordinary registered shares that form the Company's statutory fund;

- 0,1 % - забезпечення наступних витрат і платежів.

В 2004 році відбулись значні зміни у структурі капіталу за рахунок зростання власного капіталу і зменшення питомої ваги поточних зобов'язань.

Структура собівартості товарної продукції складає:

- 71,6 % (186268 тис.грн.) - вартість купованої електроенергії;
- 28,4 % (73863 тис.грн.) - вартість постійних витрат.

За підсумками фінансово-господарської діяльності у 2004 році Компанією отримано чистого прибутку у розмірі 562 тис.грн., з яких 40 % планується направити на виплату дивідендів. Рентабельність товарної продукції - 4,24% є стабільною на протязі останніх років.

За оцінками фінансового стану:

- коефіцієнт загальної ліквідності - 0,65 при нормативі 1, що характеризує рівень оборотних активів для покриття поточних зобов'язань у зазначені терміни;
- коефіцієнт швидкої ліквідності - 0,60 при нормативі 0,6-0,8, що означає достатність коштів для оплати боргів;
- коефіцієнт фінансової стійкості (платоспроможності) - 0,62 при нормативі 0,5, що показує достатність ресурсів для покриття позикових коштів.

Коефіцієнти фінансової незалежності і забезпечення власними обіговими коштами поки мають від'ємне значення внаслідок ще маючих місце непогашених збитків минулого періоду, погашення яких розраховано згідно рішень загальних зборів акціонерів на декілька років в залежності від отриманого чистого прибутку.

Треба відмітити позитивну динаміку оборотності активів та оновлення основних засобів порівняно з 2003 роком. Фінансові вкладення, направлені на модернізацію обліку та передачі електроенергії, поліпшення енергозбутової роботи завдяки створенню комплексних пунктів обслуговування споживачів і енергозбутових дільниць, виконання Інвестиційної та інших довгострокових програм, здійснені за рахунок господарської діяльності та інвестиційної складової тарифів.

Фінансовий стан Компанії характеризується як стабільний, маючий позитивну динаміку.

- 37,4 % - current liabilities;
- 0,1 % - provision for future expenses and payments.

In 2004 composition of the Company's equity considerably changed due to increase in own capital and reduction in current liabilities.

Composition of electricity distribution and supply cost is as follows:

- 71,6 % (186268 thousand hryvnias) - cost of purchased electricity;
- 28,4 % (73863 thousand hryvnias) - fixed cost.

In 2004 the Company earned net profit amounting to 562 thousand hryvnias from which 40% subject to dividend payments. Profitability of the Company's operations made up 4,24% and remained stable during few past years.

Financial indicators representing the Company's financial condition are as follows:

- overall liquidity ratio amounts to 0,65 while its normative value is 1. This ratio indicates the level of current assets available to cover current liabilities;
- acid ratio amounts to 0,60 while its normative value is in the range of 0,6-0,8. This ratio shows to what extent the Company is capable to pay its debts in cash;
- financial stability (solvency) ratio - 0,62 while its normative value amounts to 0,5 that indicates that the Company suffers the lack of own capital necessary to cover its liabilities.

Gearing ratios are negative that resulted from non-recovered previous period losses which have to be recovered in compliance with decision made by the shareholders' general meeting in the future years depending on net profit to be earned in the future.

The fact is worth to be mentioned that asset turnover and rehabilitation of assets had positive dynamics if compared with 2003. Funds contribution for purposes of modernization of electricity metering and transmission systems, improvement in energy supply operations, establishment of complex centers for providing services to customers, execution of Investment and other long-term programs were obtained as receipts from operation activity at the expense of the investment component in the tariffs.

Thus, financial condition of the Company can be treated as stable and having positive trend.

СТРУКТУРА СОБІВАРТОСТІ ПО ВАТ ЕК "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" ЗА 2003-2004 р.р.

COST COMPOSITION OF JSS ESC "KHMELNITSKOBLENERGO" IN 2003-2004

Млн. грн.
Mln. hryvnias

	2003	2004
Змінні витрати (купована електроенергія) / Variable cost (purchased electricity)	167,057	186,268
Постійні витрати / Fixed Cost	68,564	73,863

- Постійні витрати
- Змінні витрати (купована електроенергія)

- Fixed Cost
- Variable cost (purchased electricity)

ІНОВАЦІЙНА ДІЯЛЬНІСТЬ

Основний обсяг робіт по будівництву, відновленню, реконструкції і модернізації електромереж 0,4-110 кВ та виробничих будівель здійснюється за рахунок власних коштів, інвестиційної складової відпускних тарифів на електроенергію із впровадженням сучасних та більш ефективних обладнання, матеріалів та конструктивної схеми електромереж.

Одночасно з роботами з реконструкції і модернізації з метою підвищення надійності електромереж та недопущення їх руйнування в майбутньому впроваджуються прогресивні розробки та технології.

Фактичні витрати на проведення робіт по реконструкції, модернізації, відновленню та капітальному ремонту складають 16,3 млн.грн.

В процесі виконання Інвестиційної програми, Програми зменшення ТВЕ досягнуто зменшення технічних та комерційних витрат завдяки встановленню електронних лічильників високого класу точності, заміни проводів на самоутримуючі ізольовані проводи, улаштуванню ізольованих вводів, виносу лічильників на зовнішню сторону помешкань, заміни трансформаторів за допустимими параметрами, телемеханізації підстанцій, використанню корпоративного зв'язку та інше. Економія від впровадження таких заходів у 2004 році становить близько 87,6 млн.кВт.г, або 9,4 млн.грн., водночас комерційні втрати електроенергії, в тому числі безоплатне її споживання, по окремим населеним пунктам зведені до нуля.

Одним із пріоритетних напрямків роботи Компанії залишається застосування Концепції побудови системи контролю споживання електроенергії на базі Автоматизованої системи комерційного обліку споживання електроенергії (АСКОЕ), що передбачає встановлення на регіональному рівні програмно-технічних та телекомунікаційних засобів обліку споживання електроенергії та забезпечення в подальшому достовірного, точного і одночасного обліку електроенергії в розподільчих мережах Компанії.

Силами наукового та інженерно-технічного персоналу Компанії виконані та впроваджені розробки, які мають державне значення для енергетичної галузі в цілому і, зокрема, такі переваги, як подовжений термін служби, підвищена достовірність обліку електроенергії в нормальному та аварійному мережевому режимі та стійкість при тривалих однофазних замиканнях на землю, підвищена надійність контролю ізоляції мережі:

- нові вимірювальні трифазні трансформатори напруги 6 - 35 кВ (НТМ-і) чотирьох модифікацій призначені для використання в розподільчих мережах напругою 6





INNOVATION ACTIVITY

Works on construction, restoration, rehabilitation and modernization of electricity distribution networks with voltage of 0,4-110 kV are mainly performed at the expense of the Company's own funds and investment component of the electricity tariffs. While performing these works modern and more efficient equipment, materials and networks layout are used.

In addition to restoration works performed for a purpose of increasing reliability of electricity networks and preventing their damage in the future, progressive inventions and technologies are introduced.

Actual cost of works on reconstruction, modernization, rehabilitation and capital repair amounts to 16,3 mln hryvnias.

While implementing the Investment Program, the Program of Technological Electricity Losses Reduction there were reduced technological and commercial electricity losses due to installation of electronic meters with high accuracy rate, replacement of ordinary wires with self-holding isolated wires, establishment of isolated inputs, instalment of the outdoors meters, replacement of transformers, telemechanization of substations, use of corporate communication networks and other measures. By introducing these measures the Company saved in 2004 87,6 mln kWh of electricity or 9,4 mln hryvnias. In some residential localities commercial electricity losses in particular those caused by non-paid electricity consumption were almost completely eliminated.

One of the priorities for the Company is implementation of the Concept of Development of the System of Control Over Electricity Consumption based on the Automatic System of Commercial Metering of Electricity Consumption (ASCMEC) that envisages installation on the regional level of program and technical as well as telecommunication means of electricity consumption metering and provision in the future of reliable, precise and simultaneous metering of electricity in all distribution networks of the Company.

Research and engineering staff of the Company developed and introduced inventions of state-wide importance for the whole energy sector. Those inventions in particular provide such advantages as prolonged service life of equipment, higher reliability of electricity metering under normal and emergency network operation modes and stability under long-term single-phase partial ground circuits, higher reliability of control of network insulation and includes:

- new metering three-phase transformers with voltage of 6 - 35 kV (НТМ-і) of the four types that are designed for utilization in electricity distribution networks with voltage of 6 - 35 kV with insulated neu-

- 35 кВ з ізольованою нейтраллю;
- вимірювальний (зразковий) трансформатор напруги 35/10/0,1 (ВЗТН 35/10/0,1), призначений для вимірювання напруги змінного струму частотою 50 Гц в класі точності 0,1 та в межах 8-42 кВ, а також для повірки вимірювальних трансформаторів напруги в електричних установках 10 і 35 кВ;
- стаціонарна лабораторія повірки СПК-110/3000 - призначена для визначення похибок трансформаторів струму та напруги;
- пересувна лабораторія повірки первинних засобів виміру струму, напруги і електричної енергії - призначена для повірки трансформаторів струму 0,4-330 кВ та вимірювальних трансформаторів напруги 10 та 35 кВ.

За участю інженерно- технічного персоналу також розроблені та серійно впроваджуються роз'єднувачі 10 кВ та технологічні карти їх роботи, що дають можливість систематизації та приведення до єдиного нормативу порядку монтажу, забезпечують економію витрат при монтажі і експлуатації, підвищують рівень техніки безпеки. Вони користуються попитом в багатьох енергопостачальних компаніях України.

У 2004 році реконструйовано 163 км ліній електропередач, 2 трансформаторних підстанцій ПС 35-110 кВ, ПС 110/10 "Дубово", виконано капітальний ремонт 354 шт. вимикачів, змонтовано 5 комплектів телемеханіки на підстанціях ПС 110/35/10 кВ.

За 2004рік проведено капітальний ремонт: 255 км ПЛ-10 кВ, 151,6 км ПЛ-35 кВ, 82,2 км ПЛ-110 кВ, 315 км ПЛ-0,4 кВ.

Крім того, виконано капітальний ремонт 18 трансформаторних підстанцій напругою 35-110 кВ.





tral;
- metering (sample) transformer of voltage 35/10/0,1 (ВЗТН 35/10/0,1) designed for metering of the tension of alternating current with frequency of 50 Hz, accuracy rating of 0,1, within the range of 8-42 kV and also for verification of instrument voltage transformers in electric installments of 10, 35 kV;
- stationary verification laboratory СПК-110/3000 designed for determination of errors in transformers of current and voltage;
- mobile laboratory for verification of prime devices for metering of current, voltage and electricity designed for testing of current transformers with voltage of 0,4-330 kV and instrument voltage transformers of 10 and 35 kV.

With participation of engineering and technical staff of the Company there were developed and are being introduced in lots disconnectors of 10 kV and their process charts that enable systemizing and unification of mounting procedures, provide cost reduction on mounting and operation, growth in safety of operation. They are in great demand in many electricity supplying companies of Ukraine.

In 2004 there were rehabilitated 163 km of electricity distribution lines, 2 transformer substations 35-110 kV, 110/10 substation "Dubovo", repaired 354 switches, mounted 5 sets of telemetry equipment at substations 110/35/10 kV.

In 2004 there were performed the following capital repairs: of 255 km of aerial electricity distribution lines with voltage of 10 kV, of 151,6 km of aerial electricity distribution lines with voltage of 35 kV, of 82,2 km of aerial electricity distribution lines with voltage of 110 kV and of 315 km of aerial electricity distribution lines with voltage of 0,4 kV.

In addition there were performed capital repairs of 18 transformer substations with voltage of 35-110 kV.





ІНВЕСТИЦІЇ

Фінансові вкладення в розвиток Компанії були здійснені за рахунок господарської діяльності та інвестиційної складової тарифів. Таким чином направлялись кошти на модернізацію обліку та передачі електроенергії, поліпшення енергозбутової роботи в РЕМах, автоматизацію та програмне забезпечення систем обліку споживання електроенергії, розрахунків реактивної енергії, реконструкцію будівель і споруд.

Очікувані інвестиції передбачено отримати за рахунок інвестиційної складової тарифів на передачу та постачання електричної енергії відповідно затвердженої Інвестиційної програми розвитку та відновлення електромереж ВАТ ЕК "Хмельницькобленерго" терміном дії 5 років, яка направлена на:

- технічний розвиток, модернізацію та будівництво електричних мереж і обладнання 35-110 кВ;
- технічний розвиток, модернізацію та будівництво електричних мереж і обладнання 0,4-10 кВ;
- зниження технологічних та понаднормативних витрат електроенергії в розподільчих мережах;
- впровадження та розвиток автоматизації оперативно-інформаційних технологій;
- впровадження та розвиток інформаційних технологій, зв'язку і телекомунікацій.

INVESTMENTS

Financial investments for a purpose of the Company's development were contributed at the expense of the receipts from the Company's business activity. From this financial source there were financed modernization of the systems of electricity metering and distribution, automation of the procedures and software required for operation of the systems of electricity consumption metering and reactive energy flows determination, rehabilitations.

Future investments are supposed to be attracted via receipts from electricity supply obtained at the expense of the investment component in the electricity distribution and supply tariffs in compliance with provisions of the Investment Program of Development and Rehabilitation of the Company's networks for the 5-year period, implementation of which is supposed to provide:

- technical development, modernization and construction of electricity networks and equipment with voltage of 35-110 kV;
- technical development, modernization and construction of electricity networks and equipment with voltage of 0,4-10 kV;
- reduction of technological and above-normative electricity losses in distribution networks;
- introduction and development of automation of operation and information processes;
- introduction and development of information technologies, communication and telecommunication systems.



СОЦІАЛЬНІ ПИТАННЯ

Особлива увага в Компанії приділяється соціальним гарантіям працівників та розвитку соціальної сфери. До об'єктів соціальної інфраструктури відносяться житловий фонд загальною площею 38094 кв. м., дитячий садок на 90 місць, їдальня на 100 місць; готель-гуртожиток загальною площею 2173 кв. м. та лікувально-оздоровчий комплекс санаторій - профілакторій "Яблуневий сад". Витрати на утримання соціальної сфери за 2004 рік склали 6547 тис.грн., що значно більше, ніж у 2003 році.

Лікувально-оздоровчий комплекс "Яблуневий сад"- в 20 км від м. Хмельницького, на базі якого створено санаторій - профілакторій на 50 місць та літній табір "Джерельце" для прийому 200 дітей у зміну. Це сучасний комплекс різнофункціонального направлення із перспективою обслуговування на міжнародному рівні з наданням санаторних, готельних, туристичних послуг та забезпеченням навчально-підготовчої бази спільно із оздоровленням та відпочинком.

Працівники Компаніїї, особливо ветерани енергетики - постійно в зоні уваги з боку правління. Так, у 2004 році були надані такі види допомоги, як матеріальна допомога пенсіонерам, малозабезпеченим працівникам, Заслуженим енергетикам, виплати оздоровчих, підйомні молодим спеціалістам, допризивникам. Крім того, ці категорії забезпечуються пільговими путівками в санаторії, пансіонати, бази відпочинку за рахунок коштів Компанії.

Для закріплення кваліфікованих спеціалістів вирішуються житлові питання.









SOCIAL ISSUES

The Company pays particular attention to provision of social benefits to its employees and development of social infrastructure. Social infrastructure facilities accounted in the Company's records include housing facilities with total area of 38094 m2, kindergarten for 90 children, canteen for 100 seats, hostel with total area of 2173 m2 and health and recreation centre "Apple Orchard". Social infrastructure maintenance expenses amounted to 6547 thousand hryvnias in 2004 that considerably exceeds social expenses incurred in 2003.

The Company maintenances health and recreation centre "Apple Orchard" located at the distance of 20 km from the city of Khmelnitskiy, on the basis of which there were established health and recreation facilities for 50 seats and summer camp "Little Spring" for recreation of 200 children a season. The centre provides multipurpose facilities providing services that meet international standards, including recreation, hotel and tourist services as well as training services combined with recreation ones.

The staff of the Company and veterans of the energy sector are all the time the subject of concern for the Company's Board. In 2004 the Company provided financial aid to retired and deprived employees of the Company, to merited workers of the energy sector, financed recreation and relocation of young specialists and pre-recruits. In addition the above mentioned categories of people were provided with recreation in holiday homes at the expense of the Company.

To retain qualified specialists the Company provides them with housing.




8



АКЦІОНЕРНИЙ КАПІТАЛ ТА ЦІННІ ПАПЕРИ

Акціонерний капітал ВАТ ЕК "Хмельницькобленерго" становить 33637840 грн. та розподілений на 134551360 простих іменних акцій номінальною вартістю 0,25 грн.

Структура акціонерного капіталу:

- юридичні особи - 97,58 %, в т.ч. державна частка - 70% (станом на 01.01.2005 р.),
- фізичні особи - 2,42 %.

У 2004 році згідно Указу Президента України державний пакет акцій у розмірі 70 % Статутного фонду передано НАК "Енергетична компанія України".

Загальна кількість акціонерів - 4184 особи, це переважно фізичні особи (4146).

ВАТ ЕК "Хмельницькобленерго" здійснювало емісії наступних видів цінних паперів:

1. Прості іменні акції в документарній формі номінальною вартістю однієї - 0,25 грн. на загальний розмір Статутного фонду 33638 тис.грн. в кількості 134551360 шт.

Акції ВАТ ЕК "Хмельницькобленерго" є високоліквідними, найкраща ціна продажу за даними ПФТС на кінець 2004 року склала 1,20 грн., що вказує на стрімке зростання вартості і попиту на вторинному фондовому ринку. Компанія на протязі п'яти років входить до рейтингу 100 найкращих відкритих акціонерних товариств України (ТОП - 100) по капіталізації.

30 % акцій Статутного фонду ВАТ ЕК "Хмельницькобленерго" належать громадянам України, вітчизняним та зарубіжним юридичним особам, 70 % -знаходиться у власності НАК "Енергетична компанія України", яка представляє інтереси держави.

Під акції ВАТ ЕК "Хмельницькобленерго" Комісією з цінних паперів США зареєстрована Програма випуску американських депозитарних розписок І-го рівня (АДР) та укладено Депозитарний договір з банком "Bank of New York" про обслуговування Програми випуску АДР.

Акціонери Компанії забезпечені сертифікатами акцій нового зразка.

2. На протязі 1997-2000 років Компанією були емітовані прості векселі для господарських потреб, які повністю погашені.

В рахунок погашення заборгованості за отримані матеріали та обладнання до 2000 року у ВАТ ЕК "Хмельницькобленерго" використовувались векселі інших емітентів як додаткові фінансові інструменти, що зіграло свою позитивну роль в економіці Компанії під час дефіциту обігових коштів.

EQUITY AND STOCK

Shareholder capital of OJSS ESC "Khmelnitskoblenergo" amounts to 33637840 hryvnias and divided by 134551360 ordinary registered shares with face value of 0,25 hryvnias per share.

Composition of the shareholder capital is as follows:

- legal entities - 97,58 % including state-owned stake of shares amounting to 70%,
- individuals - 2,42 %.

In 2004 the state-owned stake in the Company amounting to 70% of its total shareholder capital was transferred to National Joint-Stock Company (NAK) "Energy Company of Ukraine" as contribution to its statutory fund according to Decree of the President of Ukraine.

Total number of shareholders amounts to 4184 people that are represented mainly by individuals (4146).

OJSS ESC "Khmelnitskoblenergo" issued the following securities:

1. Ordinary registered shares in documentary form with face value of 0,25 hryvnias per share. Total value of the Company's Statutory Fund amounts to 33638 thousand hryvnias and is composed of 134551360 shares.

The shares of OJSS ESC "Khmelnitskoblenergo" have high liquidity. The best sale quotation according to information of PFTS (Ukrainian Stock OTS Trading System) as of the end of 2004 amounted to 1,20 hryvnias that indicates that the shares were constantly in demand in the secondary stock market as well. For the past four years the Company was included in the rating of the 100 best public joint stock companies of Ukraine (TOP - 100) with regard to its capitalization.

30 % of the shares of the Company's statutory fund are owned by citizens of Ukraine, native and foreign legal entities, 70 % are in the ownership of the National Join-Stock Company "Energy Company of Ukraine" that represents the State of Ukraine.

US Securities and Exchange Commission registered the Program of Issue of American Depositary Receipts of the I-st level (ADR) and concluded Depositary Agreement with the Bank of New York on leading the Program of Issue of ADRs.

The Company's shareholders are provided with new certificates of the shares.

2. In 1997-2000 the Company issued ordinary promissory notes to finance the Company's business operations that during the following periods were completely redeemed.

Before 2000 OJSS ESC "Khmelnitskoblenergo" used promissory notes of the others issuers to cover its indebtedness for purchased materials and equipment that played positive role for the Company when it suffered strong shortage of cash funds.





ІНФОРМАЦІЯ ДЛЯ АКЦІОНЕРІВ

Реєстратор ВАТ "Укренергореєстр" здійснює обов'язки по складанню та веденню реєстру власників іменних цінних паперів, а також переоформленню прав власності на іменні цінні папери Компанії з початку приватизації .

Адреса: 04071, м.Київ, вул. Набережно-Лугова, 7
тел. +38 (044) 463-76-89.

Депозитарій ВАТ "Міжрегіональний фондовий союз" є номінальним утримувачем та веде рахунки зберігачів переважної більшості власників цінних паперів Компанії.

Адреса: 01032, м.Київ, вул. Ветрова, 7-б
тел. +38 (044) 238-61-92.

Аудиторська фірма "Аваль" здійснює аудиторську перевірку фінансово-господарської діяльності Компанії.

Адреса: 29000, м. Хмельницький, вул. Володимирська, 109
тел. +38 (03822) 65-72-14.

Взаємовідносини з акціонерами Компанії будуються в межах чинного законодавства і направлені на захист прав акціонерів та додержання принципів корпоративного управління.

Постійно проводиться робота по спілкуванню з акціонерами як персонально,так і через засоби масової інформації, а саме:

- надсилаються та друкуються в засобах масової інформації повідомлення про загальні збори акціонерів;
- проводиться ознайомлення акціонерів з результатами фінансово-господарської діяльності ;
- здійснюється виплата дивідендів за рішенням загальних зборів акціонерів;
- кожен акціонер забезпечується документами, підтверджуючими його право власності на частку Статутного фонду (акції);
- проводиться листування по запитах щодо виплати дивідендів, переоформлення прав власності, тощо
- проводяться загальні збори акціонерів;
- здійснюються інші дії.

Загальні збори акціонерів відбуваються в середньому два рази на рік (всього з серпня 1998 загальні збори проводились 10 разів). Передача акціонерами повноважень для участі та голосування на загальних зборах іншим особам здійснюється шляхом оформлення довіреностей згідно Закону України "Про господарські товариства".

INFORMATION FOR SHAREHOKDERS

The Company's registrar OJSS "Ukrenergoreyestr" has been composing and administering the registrar of the owners of the registered shares of the Company, transfer of ownership rights for the registered shares of the Company.

Address of the Registrar: 04071, the city of Kyiv, Naberezhno-Lugova Str., 7
tel. +38 (044) 463-76-89.

OJSS "Interregional Stock Union" has been acting as a depository for the Company and is a nominee of its shares. It keeps records of depositaries that keep records of the largest part of the owners of the Company's shares.

Address of the Depositary: 01032, the city of Kyiv, Vetrova Str., 7-b
tel. +38 (044) 238-61-92.

Audit of the Company's finance and business operations is performed by the audit company "Aval".

Its address: 29300, the city of Khmelnitskiy, Vologymyrska Str., 109
tel. +38 (03822) 6-72-14.

Relations with the Company's shareholders are based on corresponding provisions of existing legislation with regard to protection of shareholders' rights and corporate governance.

The Company constantly communicates with its shareholders both personally and via mass media as follows:

- provides notices on general meeting of the shareholders;
- publishes the results of finance and business performance;
- pays the dividends according to the decisions made by the general meeting of shareholders;
- provides, together with the Registrar, the documents certifying ownership right of each shareholder for the stake in the Statutory Fund (shares);
- provides answers to the requests on dividend payments, transfer of ownership rights,
- arranges general meetings of shareholders;
- implements other measures.

General meetings of shareholders are held on the average twice a year (in total beginning from August 1998 shareholders' general meeting were held 10 times). Transfer by the shareholders of their authorities to take part in voting at the general meetings to other persons is implemented by execution of proxies in compliance with provisions of the Law of Ukraine "On Business Societies".





Аудиторська фірма
"АВАЛЬ" Здійснює діяльність на підставі ліцензії АПУ серії №1770
р/р 2600626000083 ХмФ АКБ "Правекс-Банк" МФО 315610 ЗКПО 23841179
м. Хмельницький, вул. Володимірська, 109 ☎ (тел/факс) 6-72-14

АУДИТОРСЬКИЙ ВИСНОВОК

Хмельницькою аудиторською фірмою "Аваль", що знаходиться у м. Хмельницькому по вул. Володимирська, 109, згідно договору № 9 від 01.03.2005 р. проведено аудиторську перевірку бухгалтерського та податкового обліку ВАТ ЕК "Хмельницькобленерго" за період з 01.01.2004 р. по 31.12.2004 р. на момент підтвердження фінансової звітності станом на 31 грудня 2004 року.

Бухгалтерський облік в акціонерному товаристві ведеться у відповідності з прийнятими національними стандартами бухгалтерського обліку згідно Закону України "Про бухгалтерський облік та фінансову звітність в Україні" № 996-ХІУ від 16.07.1999 р. та прийнятого на підприємстві Наказу про облікову політику.

Інвентаризація основних засобів, виробничих запасів і іншого майна проведена станом на 1 листопада 2004 року.

Фінансова звітність складається своєчасно та якісно і подається до відповідних державних органів згідно вимог чинного законодавства, відповідає даним обліку та окремим формам звітності один до одного.

Перевіркою встановлено незмінність облікової політики, тобто ведення бухгалтерського обліку здійснюється згідно методів, нормативів, строків, встановлених наказом Компанії "Про облікову політику".

Розбіжностей між даними балансу, головної книги, журналів - ордерів, відомостей (тобто розбіжностей між аналітичним і синтетичним обліком) немає.

На нашу думку фінансові звіти справедливо і достовірно відображають фінансовий стан підприємства станом на 31.12.2004 р., а також результат його діяльності та рух грошових коштів за минулий рік згідно з Національними стандартами аудиту і відповідають вимогам чинного законодавства України і прийнятої облікової політики та реально і точно відображають його фінансовий стан на дату складання звітності.

Директор аудиторської фірми "Аваль"
Член кореспондент Міжнародної кадрової Академії



Приватна аудиторська фірма
«АВАЛЬ»
м. Хмельницький

Калита Д.В.

Сертифікат аудитора серії А №000651
Свідоцтво ФПБАУ на I ступінь сертифікації №734

AUDIT INFERENCES

Audit company "Aval" which is located in the city of Khmelnitskiy, Volodymyrska Str, 109 executed the audit of accounting and tax records of OJSS ESC "Khmelnitskoblenergo" for the period from January 1, 2004 to December 31, 2004 for confirmation of the Company's financial statements as of December 31, 2004. The audit was executed in compliance with provisions of the Contract # 09 as of February 1, 2005.

Accounting in the Company is arranged and performed in compliance with provisions of National Accounting Standards and the Law of Ukraine "On Accounting and Financial Statements"# 996-XIY as of July 16, 1999 and the Decree on Accounting Policy approved by the Company.

Stocktaking of fixed assets, stock and other assets was executed as of November 1, 2004.

Financial statements are composed timely and with proper quality and submitted to state bodies in compliance with requirements of effective legislation, correspond to accounting records and each other.

The audit established that accounting policy remained the same that means that accounting is performed according to procedures, rules and terms determined by the Company's order on accounting policy.

There are no discrepancies between balance sheet, general ledger and subordinate ledgers.

From our point of view financial statements reasonably and exactly represent financial condition of the Company as of December 31, 2004 as well as its business performance and cash flows in the past year according to national audit standards and requirements of effective legislation of Ukraine and actually and precisely reflects the Company's financial condition as of the date when financial statements were composed.

Director of the Audit Company "Aval"
Corresponding member of the International Staff Academy

D.V. Kalita
Certificate of auditor A №000651
Certificate issued by FPAAU certifying the I-st degree of certification #734

ФІНАНСОВА ЗВІТНІСТЬ
FINANCIAL RESULTS

Підприємство Enterprise	ВІДКРИТЕ АКЦІОНЕРНЕ ТОВАРИСТВО ЕНЕРГОПОСТАЧАЛЬНА КОМПАНІЯ "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" PUBLIC JOINT-STOCK ENERGY SUPPLY COMPANY "KHMELNITSKOBLENERGO"		Коди Identification Numbers (IN)
Територія Territory	Хмельницька Khmelnitskiy Region	Дата (рік, місяць, число) Date (year/month/date)	2004.12.31
Форма власності Ownership form	колективна Joint-stock	за ЄДРПОУ Enterprise IN	22767506
Орган державного упрвління State Administration	НАК "Енергетична компанія України Ministry of Fuel and Energy	за КОАТУУ Territory IN	6810100000
Галузь Body Industry	електроенергетика Energy Industry	за КФВ Ownership Form IN	30
Вид економічної діяльності Economic Activity	розподілення електроенергії Electricity Distribution	за СПОДУ State Administration Body IN	2804
Одиниця виміру Measurement unit:	тис. грн. thousand hryvnias	за ЗКГНГ Industry IN	11170
Адреса Address:	місто Хмельницький the city of Khmelnitskiy	за КВЕД Economic Activity IN	40.10.5
		Контрольна сума Check Sum	

БАЛАНС

BALANCE SHEET

Актив Assets	Код Рядка Line code	На початок звітного періоду At the beginning of the reporting period	На кінець звітного періоду At the end of the reporting period
1	2	3	4
I. Необоротні активи			
Нематеріальні активи: Intangible assets			
Залишкова вартість Residual value	010	2736	2422
Первісна вартість Historical cost	011	3375	3454
Накопичена амортизація Depreciation	012	(639)	(1032)
Незавершене будівництво Incomplete construction	020	10186	12882
Основні засоби: Fixed assets:			
Залишкова вартість Residual value	030	185859	335603
Первісна вартість Historical cost	031	412234	1481815

Знос Depreciation	032	(226375)	(1146212)
Довгострокові фінансові інвестиції: Long-term financial investments:			
які обліковуються за методом участі в капіталі інших підприємств Accounted for on the basis of participation in other companies	040	0	0
інші фінансові інвестиції Other financial investments	045	56	56
Довгострокова дебіторська заборгованість Long-term receivables	050	91	22
Відстрочені податкові активи Deferred tax assets	060	179	250
Інші необоротні активи Other non-current assets	070	0	0
Гудвіл при консолідації Goodwill in case of consolidation	075	0	0
Усього за розділом І Total on Section I	080	199107	351235
II. Оборотні активи II. Current assets			
Запаси: Inventory:			
виробничі запаси Production stock	100	8957	8862
тварини на вирощуванні та відгодівлі Livestock	110	5	5
незавершене виробництво Work-in-progress	120	0	0
готова продукція Finished goods	130	100	72
Товари Goods	140	183	413
Векселі одержані Notes receivable	150	371	371
Дебіторська заборгованість за товари, роботи, послуги: Amounts receivable for goods, works, services:			
чиста реалізаційна вартість Net selling price	160	93290	84939
первісна вартість Historical cost	161	94142	85457
резерв сумнівних боргів Provision for doubtful debts	162	(852)	(518)
Дебіторська заборгованість за розрахунками: Amounts receivable on settlements:			
з бюджетом With the budget	170	74	16
за виданими авансами On advance payments issued	180	540	720
з нарахованих доходів On income charged	190	0	0
із внутрішніх розрахунків On intercompany transactions	200	0	0
Інша поточна дебіторська заборгованість Other current receivables	210	2614	3355
Поточні фінансові інвестиціїCurrent financial investments	220	0	0

Грошові кошти та їх еквіваленти: Cash and cash equivalents:			
в національній валюті In national currency	230	2001	2366
в іноземній валюті In foreign currency	240	0	0
Інші оборотні активи Other current assets	250	14041	12870
Усього за розділом II Total on Section II	**260**	**122176**	**113989**
III. Витрати майбутніх періодів III. Expenses of future periods	**270**	**110**	**295**
Баланс Balance	**280**	**321393**	**465519**
Пасив Liabilities	Код Рядка Line code	На початок звітного періоду At the beginning of the reporting period	На кінець звітного періоду At the end of the reporting period
1	2	3	4
I. Власний капітал I. Equity			
Статутний капітал Statutory fund	300	33638	33638
Пайовий капітал Joint capital	310	0	0
Додатковий вкладений капітал Additionally paid-up capital	320	0	0
Інший додатковий капітал Other additional capital	330	125308	273118
Резервний капітал Reserve capital	340	538	538
Нерозподілений прибуток (непокритий збиток) Retained earnings (irrecoverable loss)	350	-16978	-16475
Неоплачений капітал Unpaid capital	360	(0)	(0)
Вилучений капітал Withdrawn capital	370	(0)	(0)
Накопичена курсова різниця Accrued exchange gains/losses	375	(0)	(0)
Усього за розділом I Total on Section I	**380**	**142506**	**290819**
Частка меншості Minority's share	**385**	**0**	**0**
II. Забезпечення наступних витрат і платежів II. Provision for future expenses and payments			
Забезпечення виплат персоналу Provision for payments to employees	400	785	558
Інші забезпечення Other provisions	410	0	0
Сума страхових резервів Reserves (for insurance companies only)	415	0	0
Сума часток перестраховиків у страхових резервах Other insurance companies' share in reserves (for insurance companies only)	416	(0)	(0)
Цільове фінансування Goal financing	420	0	0

Усього за розділом II Total on Section II	430	785	558
III. Довгострокові зобов'язання III. Long-term liabilities			
Довгострокові кредити банків Long-term bank loans	440	0	0
Інші довгострокові фінансові зобов'язання Long-term financial liabilities	450	0	0
Відстрочені податкові зобов'язання Deferred tax liabilities	460	0	0
Інші довгострокові зобов'язання Other long-term liabilities	470	0	0
Усього за розділом III Total on Section III	480	0	0
IV. Поточні зобов'язання IV. Current liabilities			
Короткострокові кредити банків Short-term bank loans	500	4497	3403
Поточна заборгованість за довгостроковими зобов'язаннями Current debt on long-term liabilities	510	0	0
Векселі видані Notes issued	520	10	0
Кредиторська заборгованість за товари, роботи, послуги Payables for goods, works, services	530	157046	152721
Поточні зобов'язання за розрахунками: Current liabilities on settlements:			
з одержаних авансів Advances received	540	7924	8637
з бюджетом With the budget	550	1595	1561
з позабюджетних платежів With non-budget funds	560	0	0
зі страхування Insurance	570	786	946
з оплати праці Payments to employees	580	1656	2114
з учасниками With participants	590	827	616
із внутрішніх розрахунків Intercompany transactions	600	0	0
Інші поточні зобов'язання Other current liabilities	610	3761	4144
Усього за розділом IV Total on Section IV	620	178102	174142
V. Доходи майбутніх періодів V. Deferred income	630	0	0
Баланс Balance	640	321393	465519

Підприємство Enterprise	ВІДКРИТЕ АКЦІОНЕРНЕ ТОВАРИСТВО ЕНЕРГОПОСТАЧАЛЬНА КОМПАНІЯ "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" PUBLIC JOINT-STOCK ENERGY SUPPLY COMPANY "KHMELNITSKOBLENERGO"		Коди Identification Numbers (IN)
		Дата (рік, місяць, число) Date (year/month/date)	2004.12.31
Територія Territory	Хмельницька Khmelnitskiy Region	за ЄДРПОУ Enterprise IN	22767506
Форма власності Ownership form	колективна Joint-stock	за КОАТУУ Territory IN	6810100000
Орган державного управління State Administration Body	НАК "Енергетична компанія України Ministry of Fuel and Energy	за СПОДУ State Administration Body IN	2804
Галузь Industry	електроенергетика Energy Industry	за ЗКГНГ Industry IN	11170
Вид економічної діяльності Economic Activity	розподілення електроенергії Electricity Distribution	за КВЕД Economic Activity IN	40.10.5
		Контрольна сума Check Sum	
Одиниця виміру Measurement unit:	тис. грн. thousand hryvnias		
Адреса Address:	місто Хмельницький the city of Khmelnitskiy		

I. ФІНАНСОВІ РЕЗУЛЬТАТИ

I. FINANCIAL RESULTS

Стаття Item	Код Рядка Line Code	За звітний Період Reporting Period	За попередній період Previous Period
1	2	3	4
Доход (виручка) від реалізації продукції (товарів, робіт, послуг) Income (receipts) from sale of products (goods, works, services)	010	327883	299094
Податок на додану вартість Value added tax	015	(54648)	(49849)
Акцизний збір Excise duty	020	(0)	(0)
	025	(0)	(0)
Інші вирахування з доходу Other deductions from income	030	(0)	(0)
Чистий доход (виручка) від реалізації продукції (товарів, робіт, послуг) Net income (receipts) from sale of products (goods, works, services)	035	273235	249245
Собівартість реалізованої продукції (товарів, робіт, послуг) Cost of products (goods, works, services) sold	040	(251517)	(228741)
Валовий: Gross: Прибуток Gross	050	21718	20504
Збиток loss	055	(0)	(0)
Інші операційні доходи Other operating income	060	14714	11335

Адміністративні витрати Administrative expenses	070	(8367)	(6793)
Витрати на збут Selling expenses	080	(247)	(87)
Інші операційні витрати Other operating expenses	090	(26425)	(22223)
Фінансові результати від операційної діяльності: Financial results from operating activities Прибуток profit	100	1393	2736
Збиток loss	105	(0)	(0)
Доход від участі в капіталі Income from participation in equity	110	0	0
Інші фінансові доходи Other financial income	120	36	69
Інші доходи Other income	130	2029	2137
Фінансові витрати Financial expenses	140	(738)	(755)
Втрати від участі в капіталі Expenses from participation in equity	150	(0)	(0)
Інші витрати Other expenses	160	(1265)	(1831)
Фінансові результати від звичайної діяльності до оподаткування: Financial results from ordinary activities before taxation Прибуток profit	170	1455	2356
Збиток loss	175	(0)	(0)
Податок на прибуток від звичайної діяльності Tax on profit from ordinary activities	180	767	890
Дохід з податку на прибуток від звичайної діяльності Gains from decrease in tax on profit from ordinary activities	185	0	0
Фінансові результати від звичайної діяльності: Financial results from ordinary activities: Прибуток profit	190	688	1466
Збиток loss	195	(0)	(0)
Надзвичайні: Extraordinary Доходи income	200	0	3
Витрати expenses	205	(126)	(932)
Податки з надзвичайного прибутку Tax on extraordinary profit	210	0	0
Частка меншості Minority's share	215	0	0
Чистий: Net Прибуток profit	220	562	537
Збиток loss	225	(0)	(0)

II. ЕЛЕМЕНТИ ОПЕРАЦІЙНИХ ВИТРАТ

II. ELEMENTS OF OPERATING EXPENSES

Найменування показника Item	Код Рядка Line Code	За звітний Період Reporting Period	За попередній період Previous Period
1	2	3	4
Матеріальні затрати Material costs	230	18008	19568
Витрати на оплату праці управління Wages and salaries	240	32375	28454
Відрахування на соціальні заходи Social expenses	250	12089	10201
Амортизація Depreciation	260	16737	15722
Інші операційні витрати Other operating expenses	270	14425	16767
Разом Total	280	93634	90712

III. РОЗРАХУНОК ПОКАЗНИКІВ ПРИБУТКОВОСТІ АКЦІЙ

III. CALCULATION OF SHARES PROFITABILITY

Назва статті Item	Код Рядка Line Code	За звітний Період Reporting Period	За попередній період Previous Period
1	2	3	4
Середньорічна кількість простих акцій Average annual number of ordinary shares	300	134551360	134551360
Скоригована середньорічна кількість простих акцій Adjusted average annual number of ordinary shares	310	134551360	134551360
Чистий прибуток, (збиток) на одну просту акцію (грн) Net earnings per share (hryvnias)	320	0,004	0,004
Скоригований чистий прибуток, (збиток) на одну просту акцію (грн) Adjusted net earnings per share (hryvnias)	330	0,004	0,004
Дивіденди на одну просту акцію (грн) Dividends per ordinary share (hryvnias)	340	0,000	0,000

Підприємство Enterprise	ВІДКРИТЕ АКЦІОНЕРНЕ ТОВАРИСТВО ЕНЕРГОПОСТАЧАЛЬНА КОМПАНІЯ "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" PUBLIC JOINT-STOCK ENERGY SUPPLY COMPANY "KHMELNITSKOBLENERGO"		Коди Identification Numbers (IN)
		Дата (рік, місяць, число) Date (year/month/date)	2004.12.31
Територія Territory	Хмельницька Khmelnitskiy Region	за ЄДРПОУ Enterprise IN	22767506
Форма власності Ownership form	колективна Joint-stock	за КОАТУУ Territory IN	6810100000
Орган державного упрвління State Administration Body	НАК "Енергетична компанія України Ministry of Fuel and Energy	за СПОДУ State Administration Body IN	2804
Галузь Industry	електроенергетика Energy Industry	за ЗКГНГ Industry IN	11170
Вид економічної діяльності Economic Activity	розподілення електроенергії Electricity Distribution	за КВЕД Economic Activity IN	40.10.5
		Контрольна сума Check Sum	
Одиниця виміру Measurement unit:	тис. грн. thousand hryvnias		
Адреса Address:	місто Хмельницький the city of Khmelnitskiy		

ЗВІТ ПРО РУХ ГРОШОВИХ КОШТІВ

CASH FLOW STATEMENT

Стаття Item	Код Line Code	Видаток Expenses	Надходження Receipts	Видаток Expenses	Надходження Receipts
	2	3	4	5	6
I. Рух коштів у результаті операційної діяльності I. Cash receipts from					
Прибуток (збиток) від звичайної діяльності до оподаткування	010	1455	0	2356	0
Коригування на: Adjustments by: амортизацію необоротних актив	020	16737	x	15722	x
збільшення (зменшення) забезпечень increase (decrease) in provisions	030	0	227	785	0
збиток (прибуток) від нереалізованих курсових різниць loss (gain) from change in exchange rates	040	0	0	0	0
збиток (прибуток) від не операційної діяльності loss (gain) from non-operating activity	050	0	800	0	375
Витрати на сплату відсотків Interest received	060	738	x	755	x
Прибуток (збиток) від операційної діяльності до зміни в чистих оборотних активах Profit (loss) from operating activity before change in net current assets	070	17903	0	19243	0

Зменшення (збільшення): Decrease (increase) in: оборотних активів non-current assets	080	13578	0	2334	0
витрат майбутніх періодів expenses of future periods	090	0	185	0	35
Збільшення (зменшення): Increase (decrease) in: поточних зобов'язань current liabilities	100	0	2897	4417	0
доходів майбутніх періодів income of future periods	110	0	0	0	0
Грошові кошти від операційної діяльності Cash receipts from operating activity	120	28399	0	25959	0
Сплачені: Paid: Відсотки interest	130	x	738	x	755
податки на прибуток income taxes	140	x	781	x	772
Чистий рух коштів до надзвичайних Подій Net cash flow before extraordinary events	150	26880	0	24432	0
Рух коштів від надзвичайних подій Cash flow from extraordinary events	160	0	0	0	0
Чистий рух коштів від операційної діяльності Net cash flow from operating activity	170	26880	0	24432	0

Стаття Item	Код Line Code	За звітний період Reporting Period		За попередній період Previous Period	
		Надходження Receipts	Видаток Expenses	Надходження Receipts	Видаток Expenses
1	2	3	4	5	6
ІІ. Рух коштів у результаті інвестиційної діяльності II. Cash flow from investment activity					
Реалізація: Sale of: фінансових інвестицій financial investments	180	0	x	0	x
необоротних активів non-current assets	190	581	x	949	x
майнових комплексів facilities	200	0	0	0	0
Отримані: Gained: Відсотки interest	210	36	x	36	x
Дивіденди dividends	220	0	x	0	x
Інші надходження Other receipts	230	69	x	0	x
Придбання: Purchase of: фінансових інвестицій financial investments	240	x	0	x	15018
необоротних активів non-current assets	250	x	25788	x	0

майнових комплексів facilities	260	x	0	x	0
Інші платежі Other payments	270	x	0	x	11123
Чистий рух коштів до надзвичайних Подій Net cash flow before extraordinary events	280	0	25102	0	25156
Рух коштів від надзвичайних подій Cash flow from extraordinary events	290	0	0	0	0
Чистий рух коштів від інвестиційної Net cash flow from investment activity	300	0	25102	0	25156
III. Рух коштів у результаті фінансової Діяльності **III. Cash flow from financial activity**					
Надходження власного капіталу Capital received	310	0	x	0	x
Отримані позики Loans received	320	30743	x	35624	x
Інші надходження Other receipts	330	0	x	0	x
Погашення позик Loans redeemed	340	x	31837	x	33977
Сплачені дивіденди Dividends paid	350	x	319	x	1551
Інші платежі Other payments	360	x	0	x	0
Чистий рух коштів до надзвичайних Подій Net cash flow before extraordinary events	370	0	1413	96	0
Рух коштів від надзвичайних подій Cash flow from extraordinary events	380	0	0	0	0
Чистий рух коштів від фінансової діяльності Net cash flow from financial activity	390	0	1413	96	0
Чистий рух коштів за звітний період **Net cash flow for reporting period**	400	365	0	0	628
Залишок коштів на початок року Cash at the beginning of the reporting period	410	2001	X	2629	x
Вплив зміни валютних курсів на залишок коштів Cash adjusted by change in exchange rate	420	0	0	0	0
Залишок коштів на кінець року **Cash at the end of the reporting period**	430	2366	x	2001	x

			Коди Identification Numbers (IN)
Підприємство Enterprise	ВІДКРИТЕ АКЦІОНЕРНЕ ТОВАРИСТВО ЕНЕРГОПОСТАЧАЛЬНА КОМПАНІЯ "ХМЕЛЬНИЦЬКОБЛЕНЕРГО" PUBLIC JOINT-STOCK ENERGY SUPPLY COMPANY "KHMELNITSKOBLENERGO"	Дата (рік, місяць, число) Date (year/month/date)	2004.12.31
Територія Territory	Хмельницька Khmelnitskiy Region	за ЄДРПОУ Enterprise IN	22767506
Форма власності Ownership form	колективна Joint-stock	за КОАТУУ Territory IN	6810100000
Орган державного упрвління State Administration	НАК "Енергетична компанія України Ministry of Fuel and Energy	за СПОДУ State Administration Body IN	2804
Галузь Body Industry	електроенергетика Energy Industry	за ЗКГНГ Industry IN	11170
Вид економічної діяльності Economic Activity	розподілення електроенергії Electricity Distribution	за КВЕД Economic Activity IN	40.10.5
		Контрольна сума Check Sum	
Одиниця виміру Measurement unit:	тис. грн. thousand hryvnias		
Адреса Address:	місто Хмельницький the city of Khmelnitskiy		

ЗВІТ ПРО ВЛАСНИЙ КАПІТАЛ

REPORT ON CAPITAL FLOW

Стаття Item	Код Line Code	Статутний капітал Statutory fund	Пайовий Капітал Joint capital	Додатковий вкладений капітал Additionally paid-up capital	Інший додатковий капітал Other additional capital	Резервний капітал Reserve capital	Нерозподілений прибуток Retained earnings (irrecoverable loss)	Неоплачений капітал Unpaid capital	Вилучений капітал With-drawn capital	Разом Total
1	2	3	4	5	6	7	8	9	10	11
Залишок на початок року At the beginning of the reporting period	010	33638	0	0	125509	536	(16819)	0	0	142864
Коригування: Adjustments:										
Зміна облікової політики change in accounting policy	020	0	0	0	0	0	0	0	0	0
Виправлення помилок correction of mistakes	030	0	0	0	0	0	0	0	0	0
Інші зміни other adjustments	040	0	0	0	(201)	2	(159)	0	0	(358)
Скоригований залишок на початок року Adjusted total at the end of the reporting period	050	33638	0	0	125038	538	(16978)	0	0	142506

Стаття Item	Код Line Code	Статутний капітал Statutory fund	Пайовий Капітал Joint capital	Додатковий вкладений капітал Additionally paid-up capital	Інший додатковий капітал Other additional capital	Резервний капітал Reserve capital	Нерозподілений прибуток Retained earnings (irrecoverable loss)	Неоплачений капітал Unpaid capital	Вилучений капітал With-drawn capital	Разом Total
1	2	3	4	5	6	7	8	9	10	11
Переоцінка активів: Assets revaluation:										
Дооцінка основних засобівIncrease in non-current assets value	060	0	0	0	147913	0	0	0	0	147913
Уцінка основних засобівDecrease in non-current assets value	070	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Дооцінка незавершеного будівництваIncrease in incomplete construction value	080	0	0	0	0	0	0	0	0	0
Уцінка незавершеного будівництваDecrease in incomplete construction value	090	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Дооцінка нематеріальних активівIncrease in intangible assets value	100	0	0	0	0	0	0	0	0	0
Уцінка нематеріальних активівDecrease in intangible assets value	110	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
		120	0	0	0	0	0	0	0	0
Чистий прибуток (збиток) за звітний період Net profit (loss) for the reporting period	130	0	0	0	0	0	562	0	0	562
Розподіл прибутку: Profit allocation:										
Виплати власникам (дивіденди)Payments to owners (dividends)	140	0	0	0	0	0	0	0	0	0
Спрямування прибутку до статутного капіталуProfits allocated to statutory fund	150	0	0	0	0	0	0	0	0	0
Відрахування до резервного капіталуAllocations to reserve capital	160	0	0	0	0	0	0	0	0	0
	170	0	0	0	0	0	(59)	0	0	(59)
1	2	3	4	5	6	7	8	9	10	11
Внески учасників: Owners contributions:										

Внески до капіталуContributions to capital	180	0	0	0	0	0	0	0	0	0
Погашення заборгованості з капіталуRedemption of indebtedness with regard to capital contributions	190	0	0	0	0	0	0	0	0	0
	200	0	0	0	0	0	0	0	0	0
Вилучення капіталу: Withdrawn capital:										
Викуп акцій (часток)Redemption of shares (capital)	210	0	0	0	0	0	0	0	0	0
Перепродаж викуплених акцій (часток)Resale of redeemed shares (capital)	220	0	0	0	0	0	0	0	0	0
Анулювання викуплених акцій (часток)Withdrawal of redeemed shares (capital)	230	0	0	0	0	0	0	0	0	0
Вилучення частки в капіталіWithdrawal of capital	240	0	0	0	0	0	0	0	0	0
Зменшення номінальної вартості акційDecrease in shares face value	250	0	0	0	0	0	0	0	0	0
Інші зміни в капіталі: Other changes in capital:										
Списання невідшкодованихЗбитківWritten off uncovered losses	260	0	0	0	0	0	0	0	0	0
Безкоштовно отримані активиAssets obtained free of charge	270	0	0	0	801	0	0	0	0	801
	280	0	0	0	(904)	0	0	0	0	(904)
Разом змін в капіталіTotal changes in capital	290	0	0	0	147810	0	503	0	0	148313
Залишок на кінець рокуAt the end of the reporting period	**300**	**33638**	**0**	**0**	**273118**	**538**	**(16475)**	**0**	**0**	**290819**














ВАТ ЕК "Хмельницькобленерго"
OJSS ESC "Khmelnitskoblenergo"

Код ЄДРПОУ: 22767506
Entity Identification Code: 22767506

Юридична адреса
Legal Address:
Україна, 29016, м. Хмельницький, вул. Храновського, 11 А
Ukraine, 29016, the city of Khmelnitskiy, Khranovskii Str., 11 A

Tel. (0382) 78-78-59
Fax (0382) 72-61-59
E-mail: kanc@oe.ic.km.ua
www.hoe.com.ua